SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of February, 2025

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA

(Exact name of registrant as specified in its charter)

Energy Company of Paraná

(Translation of Registrant's name into English)

José Izidoro Biazetto, 158
81200-240 Curitiba, Paraná
Federative Republic of Brazil
+55 (41) 3331-4011

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COPEL
Pura Energia

4Q24 Highlights

- **Additional dividends** of R$ 1.3 billion for deliberation at the AGM of April 24, 2025 – R$ 2,3 bi in 2024 and Payout 86%[1]
- **Adjusted EBITDA** of R$ 1.3 billion in 4Q24 and R$ 5.1 billion in 2024
- **Net Income**[2] of R$575 million in 4Q24 and R$2.8 billion in 2024 (+20.3% vs 2023)
- **Leverage** of 2.6x EBITDA
- **Operational Cash Generation**[1] of R$ 1.2 billion in 4Q24 and R$ 5.2 billion in 2024
- **Divestment in the Baixo Iguaçu HPP** with *equity value* of R$570 million relating to 30% of the asset.
- **Asset Swap** with consolidation of Mata de Santa Genebra and Mauá HPP
- **Divestment of small assets,** for the amount to be received of R$450.5 million.
- **Copel Distribuição's Adjusted EBITDA efficiency** of 45.7% in relation to the regulatory

1 Payout considering the accounting calculation base for dividends of R$ 2.7 billion.
[2] Considers discontinued operations

Financial indicators

R$ million

Highlight of Indicators	4Q24	4Q23	Δ%	2024	2023	Δ%
EBITDA (R$ million)	1,298.9	1,540.5	(15.7)	5,529.7	5,076.8	8.9
Adjusted EBITDA	1,256.1	1,442.4	(12.9)	5,106.0	5,464.2	(6.6)
Net Income (R$ million)	575.2	942.8	(39.0)	2,799.4	2,327.2	20.3
Earnings per share (R$) [1]	0.19	0.32	(39.0)	0.9	0.78	20.3
Return on Shareholders' Equity [2]	2.4%	4.5%	(46.7)	0.1	11.0%	5.1
EBITDA Margin	21.6%	27.7%	(22.0)	0.2	23.6%	3.3
Adjusted EBITDA margin	20.9%	25.9%	(19.4)	0.2	25.4%	(11.4)
Operating Margin	9.1%	15.8%	(42.6)	0.1	11.6%	10.7
Book Value per Share (R$)	8.59	8.11	6.0	8.6	8.11	6.0
Net debt/ Shareholders' Net Equity	51.3%	36.9%	39.2	0.5	36.9%	39.2
Current Liquidity	1.3	1.5	(14.4)	1.3	1.5	(14.4)
Leverage	2.6	1.9	36.8	2.6	1.9	36.8

[1] Consider the Net Income attributed to the shareholders of the parent company.
[2] Considers the initial Equity for the year.
Values subject to rounding adjustments.

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Feb, 28, 2025 | 10:00 BRT

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RESULTS | 4Q24

COPEL
Pura Energia

Message from the CEO

The year 2024 was the first in which Copel operated entirely as a corporation. In a period marked by an intense pace of work, significant progress was made, demonstrating our execution capability and consistency in deliveries.

As a milestone in our organizational culture and excellence at all levels, we approved the Long-Term Incentive Plan at the beginning of the year. We believe this is now an essential mechanism for attracting and retaining talent and reaffirms our commitment to creating sustainable value for our stakeholders.

Other fundamental steps marked the year 2024. We reaffirmed our commitment to the longevity and sustainability of our power generation business by renewing the concessions of the Company's three largest power plants for 30 years: Governador Bento Munhoz da Rocha Netto Hydroelectric Plant (Foz do Areia), Governador Ney Aminthas de Barros Braga Hydroelectric Plant (Segredo), and Governador José Richa Hydroelectric Plant (Salto Caxias). This achievement ensures the operation of 64% of our current installed capacity until 2054.

In line with our strategic guideline to focus on our core business and the decarbonization of our portfolio, we carried out strategic divestments. In addition to generating value for our shareholders, this action consolidates our operating matrix as 100% renewable. Notable transactions include the sale of Compagas, with an Equity Value of R$ 906.0 million, and UEGA, with R$ 290.7 million, along with the disposal of non-essential assets under Copel GeT's concessions, totaling R$ 286.0 million.

But we did not stop there. We optimized and recycled part of our asset and equity interests portfolio through more efficient capital allocation and operational efficiency.

We executed an asset swap that involved the consolidation of the Mata de Santa Genebra transmission company and the Mauá Hydroelectric Plant, both of which are now 100% owned by Copel Geração e Transmissão. On the other hand, the Colíder Hydroelectric Plant was transferred to Eletrobras. This transaction enhances synergies by simplifying the previously shared operational and administrative structure. Additionally, immediately after closing, Copel will be able to offset approximately R$ 170 million in recorded tax losses related to the impairment of Colíder.

Furthermore, we divested 13 small-scale assets, totaling R$ 450.5 million. At the beginning of 2025, in line with this reassessment of assets and minority stakes, we seized another opportunity that adds value and simplifies our operational and administrative structure, selling our 30% stake in the Baixo Iguaçu Hydroelectric Plant for an equity value of R$ 570 million.

In our continuous pursuit of capital allocation optimization and value creation for shareholders, we launched Copel's first Share Buyback Program, effective until 2026, taking advantage of a strategic market moment.

In 2024, we made historic investments in Copel Distribuição, totaling R$ 2.2 billion for the modernization, expansion, and automation of the electrical infrastructure in our concession area in the state of Paraná. As a result, we achieved EBITDA efficiency 46% higher than the regulatory forecast, leading to a record adjusted EBITDA of R$ 2.5 billion.

Despite a challenging scenario, Copel GeT maintained solid financial performance, delivering a recurring EBITDA of R$ 2.6 billion. Meanwhile, Copel Mercado Livre remained among the

RESULTADOS | 4Q24

largest energy traders in Brazil for the fourth consecutive year, leveraging market volatility to increase the contracted energy level in our portfolio.

In 2024, Copel reaffirmed its financial strength, reflected in R$ 1.0 billion in dividends paid to shareholders, with an additional proposal for R$ 1,3 billion in 2025, still related to the 2024 fiscal year.

For the first time, we adopted the OBZ methodology in the Company's budgeting process—an important step in our commitment to efficiency and financial discipline. With this, Copel is finalizing its structuring efficiency phase, the first of three planned phases in the post-corporation period. We have already begun the second phase, focused on operational excellence.

As Copel celebrates 70 years of history, it reaffirms its position as a benchmark in efficiency, innovation, and disciplined capital allocation. With a highly skilled team and committed management, we remain steadfast in our mission to deliver high-quality services, maintaining a strategic outlook for the future and solidifying our leadership in the Brazilian energy sector.

Daniel Slaviero

Presidente da Copel

RESULTADOS | 4Q24

Summary

1. Consolidated Results	2
1.1 EBITDA	2
1.2 Operating Revenue	3
1.3 Operating Costs and Expenses	4
1.4 Equity in Earnings of Subsidiaries	5
1.5 Financial Results	5
1.6 Consolidated Net Income	6
1.7 Debt	6
2. Investments	8
3. Copel Geração e Transmissão	9
3.1 Financial Performance	9
3.1.1 IFRS Effect on the Transmission Segment	10
3.2 Operational Performance	11
3.2.1 Generation	11
3.2.2 Energy sold	11
3.2.3 Transmission	12
RBSE	12
4. Copel Distribuição	13
4.1 Financial Performance	13
4.1.1 Regulatory Efficiency	14

4.2 Operational Performance	14
4.2.1 Grid Market (TUSD)	14
4.2.2 Captive Market	15
4.2.3 Operational Data	15
5. Copel Comercialização	17
5.1 Financial Performance	17
5.2 Operational Performance	18
6. ESG Performance	19
6.1 Copel, pioneer in ESG in the sector	19
6.2 Recent Highlights	20
6.3 Indicators	20
6.4 Ratings, Classifications, and Indexes	20
7. Other highlights of the Period	21
Listo of Exhibit	24

RESULTS | 4Q24	1

1. Consolidated Results

The following analyses refer to the fourth quarter of 2024 and the year-to-date, compared to the same period in 2023.

1.1 EBITDA

Copel's adjusted EBITDA[1] was R$1,256.1 million in 4Q24, reflecting another quarter of consistency in deliveries and discipline in capital allocation. Copel Geração e Transmissão (Copel GeT) and Copel Comercialização (Copel Com) accounted for approximately 47.6% of this result, while Copel Distribuição (Copel Dis) accounted for 56.9%.[2]

The following stand out in this quarter:

(i)	Copel Distribuição's EBITDA grew 23.6% compared to 4Q23, totaling R$ 715.2 million, mainly reflecting the 2.5% growth in the billed market and the average adjustment of 2.7% in the Tariffs for the Use of the Distribution System – TUSD; and
(ii)	the reduction of 29.2% (-R$ 92.5 million) in personnel and management costs, influenced by the decrease of 1,415 employees, mostly explained by the Voluntary Dismissal Program (PDV) concluded in 2024.

In the year-on-year comparison, consolidated EBITDA in 4Q24 was 12.9% lower than the R$ 1,442.4 million in 4Q23, mainly reflecting the following: (i) the lower average price of energy sold in Copel GeT's portfolio (R$ 178.72 compared to R$ 206.63 in 2023, a reduction of 13.5%); (ii) the generation deviation of R$ 93.4 million (+49%), caused by the lower performance of the wind complexes, essentially, by the volume of wind below the certification, curtailment of 13.1% in 4Q24 (compared to 8.3% in 4Q23) and unavailability of the generation complex due to maintenance and installations; (iii) the higher volume from the distributed micro and minigeneration compensation system (MMGD) of R$ 180.1 million and (iv) the increase in litigation provisions in the amount of R$63.6 million, especially in civil lawsuits.

[1] Excluding non-recurring items, new replacement value (VNR) by the adjustment to present value of Copel Distribuição's indemnifiable assets, and IFRS effects on assets of transmission contracts.

[2] Holding, Copel Serviços and Elejor accounted for -4.5% of adjusted EBITDA.

These amounts were partially offset, in addition to the highlights, by: (i) an increase of R$ 195.8 million in electricity grid availability; and (ii) the reduction in expected credit losses in the amount of R$ 35.8 million due to improvements in collection actions.

Adjusted Consolidated EBITDA

The non-recurring items considered for the calculation of adjusted EBITDA are shown in the following table:

RESULTS | 4Q24	2

Year-to-date, adjusted EBITDA reached R$5,106.0 million, 6.6% lower than the R$5,464.2 million recorded in 2023, mainly justified by (i) the lower average price of energy sold in Copel GeT's portfolio; (ii) higher volume of energy from MMGD at R$ 600.7 million at Copel Dis; (iii) generation deviation of R$ 251.6 million, caused by the lower performance of the wind complexes, reflecting wind volume below certification, curtailment and unavailability of the generation complex resulting from maintenance and installations in 2024; (iv) partially offset by the resulting increase in revenue from the availability of the power grid of Copel Dis.

1.2 Operating Revenue

Net operating revenue totaled R$ 6,019.2 million in 4Q24, an increase of 8.1% compared to the R$ 5,567.7 million recorded in 4Q23. This result is mainly a reflection of the increase:

(i)	R$ 260.5 million (+15.7%) in revenue from the availability of the electricity grid, mainly due to the 2.5% growth in the Copel Dis billed wire market and the tariff adjustment in June/2024, with an average effect of 2.7% on TUSD;
(ii)	R$180.6 million (+197.4%) in the result of sectoral financial assets and liabilities (CVA), mainly as a result of the growth of the billed market and higher energy costs;
(iii)	of R$ 54.2 million (+9.2%) in construction revenue, due to the increase in the volume of works related to the Copel Dis investment program (see topic 2), which includes investments aimed at improving and modernizing infrastructure and improving customer service.

These increases were partially offset by:

(iv)	reduction of R$ 44.9 million (-5.2%) in revenue from electricity supply, basically as a consequence of the lower average price in the sale of energy (R$ 178.72 compared to R$ 206.63 in 2023) at Copel GeT and the provision for generation deviation in wind farms, mainly due to the volume of wind below certification, curtailment of 13.1% in 4Q24 (compared to 8.3% in 4Q23) and unavailability of the generation complex due to maintenance and installations;
(v)	reduction of R$ 18.8 million (-11.9%) in other operating revenues mainly due to the amount of R$ 29.8 million related to the sharing fine amounts issued to communication companies in 4Q23, which was not repeated in 4Q24 due to the regularization of the infrastructure.

In 2024, net operating revenue totaled R$22,651.0 million, an increase of 5.5% compared to the R$21,479.5 million recorded in 2023, with emphasis on the following variations: (i) an increase of R$1,045.8 million (+17.4%) in revenue from electricity network availability, mainly due to periodic tariff adjustments in June 2023 and June 2024, as well as the 5.2% increase in the billed wire market, partially offset by the impacts of the tariff review of Copel GeT's transmission concession contracts; (ii) an increase of R$508.8 million (+6.4%) in electricity supply, especially due to periodic tariff adjustments of 17.4% in June 2023 and a reduction of 4.0% as of June 2024 and the increase in the captive market billed by 5.5%; (iii) an increase of R$217.0 million (+9.3%) in construction revenue due to the volume of works under the Copel Dis investment program; partially offset by (iv) a decrease of R$482.2 million (-13.4%) in revenue from electricity supply given the termination of the CCEAR contract for the Salto Caxias HPP with supply from May to September 2023 at a price of R$252.99/MWh and the increase in the generation deviation, caused by the lower performance of the wind complexes, as previously mentioned; and (v) reduction of R$132.9 million (-13.7%) in the item result of sectoral financial assets and liabilities, mainly due to the growth of the billed market and the better adherence of tariff coverage in relation to the realized costs of Parcel A (non-manageable costs).

RESULTS | 4Q24	3

1.3 Operating Costs and Expenses

In 4Q24, operating costs and expenses totaled R$5,152.3 million, an increase of 15.9% compared to the R$ 4,445.1 million recorded in 4Q23. The following stand out:

(i)	the increase of R$588.4 million in electricity purchased for resale (+29.1%) as a result of (a) the increase in energy purchases in the short-term market (MCP) of the Energy Trading Chamber (CCEE), given a Settlement Price of Differences, in the amount of R$302.6 million; (b) the largest volume from the distributed generation system, in the amount of R$ 180.1 million; (c) the incorporation, as of January 2024, of New Energy Auctions, impacting CCEAR; and (d) the increase in bilateral contracts of R$ 34.7 million;
(ii)	the increase of R$229.7 million in provisions and reversals, due to the impairment provision of the generation assets of R$27.8 million compared to the reversal in 4Q23 of R$123.1 million, due to the fair value on the divested assets of Copel GeT; and the provision of R$63.8 million in litigation, especially in regulatory actions, Copel Dís' labor and civil liability plans in view of the reversal in 4Q23 of R$ 50.9 million, mainly related to the regulatory litigation that dealt with the calculation methodology of the Mechanism for Compensation of Surpluses and Deficits - MCSD); and
(iii)	the decrease of R$ 135.1 million (-17.4%) in charges for the use of the electricity grid due to the reduction in the Reserve Energy Charge (EER), as a result of the lower need for contributions from agents in the consumption profile to maintain the balance of the Reserve Energy Account (CONER) in 4Q24.

Regarding manageable costs, the PMSO reduced R$66.5 million (-8.4%), excluding provisions and reversals, mainly due to the decrease of R$92.5 million (-29.2%) in personnel and managers, due to the reduction of 1,415 employees in the workforce until December 2024, mainly due to the Voluntary Dismissal Program.

This reduction was partially offset by an increase of R$ 33.7 million (+12.6%) in third-party services, due to the increase in expenses with maintenance of the electrical system and customer service, and the increase of R$11.1 million (+10.9%) in other operating costs and expenses, due to higher losses in the deactivation and disposal of assets in the quarter (R$12.3 million).

Neutralizing the effects of provisions related to performance premiums (PPD), profit sharing (PLR), long-term incentives and PDV, there was a reduction of R$72.5 million (-26.2%) in personnel and management costs in the quarterly comparison, an effect of the reduction of 1,415 in the total number of employees in the comparison between the periods, partially offset by the pro rata provision between October and December of the collective bargaining agreement - ACT 2024, with a salary adjustment of the National Consumer Price Index - INPC, of 4.09% considering 12 months until September/2024.

Isolating the effects of the accumulated inflation measured by the INPC of 4.77% (January to December 2024), there is a reduction of 29.5% (or R$ 85.7 million) in personnel compared to 4Q23.

RESULTS | 4Q24	4

In 2024, total operating costs and expenses reached R$18,868.0 million, 4.3% higher than the R$18,092.6 million recorded in 2023. The main changes were: (i) the increase of R$1,208.7 million in electricity purchased for resale, mainly due to the increase of 53.4% (+R$600.7 million) in the financial compensation of energy from MMGD; (ii) the increase in provisions and reversals in the amount of R$252.9 million resulting from the partial reversal of impairment recorded in 2023 mainly due to the fair value on the divested assets of Copel GeT, and the increase of R$64.6 million in the provision for litigation, mainly civil and labor litigation; (iii) the variation in the cost of construction, reflecting higher investments in the infrastructure of the energy distribution segment, in the amount of R$ 203.2 million; and (iv) the increase of R$ 78.0 million in third-party services, as a result of the higher amounts with maintenance of the electrical system and maintenance of facilities.

These events were partially offset by: (i) a reduction of R$796.5 million in personnel and managers, due to the non-recurring effect of the provision for the POS and the indemnification of the second additional third of vacations, both in 2023, and the reduction in the number of employees; and (ii) the reduction in other operating costs and expenses resulting from it, mainly, the result of the sale of unserviceable assets to the Copel GeT concession, in the amount of R$ 264.4 million.

1.4 Equity in Earnings of Subsidiaries

The equity result of Copel's jointly controlled projects and other affiliates in 4Q24 decreased 11.6% compared to the same period of the previous year (R$55.8 million, compared to R$63.1 million recorded in 4Q23). The decrease is mainly due to the equity in the subsidiaries in the joint transmission of electricity, taking into account, among other events, the effects of the tariff review recorded in 2023 and non-recurring in 2024. Details of the results can be viewed in Annex I.

1.5 Financial Results

The financial result was negative R$376.8 million in 4Q24 compared to negative R$305.7 million recorded in 4Q23, an increase of R$71.1 million, mainly reflecting the following (i) the increase in expenses with monetary variation, exchange rate and debt charges by R$84.8 million (+20.7%) due to the increase in debt and CDI (Copel's main debt index; (ii) the increase in PIS/Pasep and Cofins on interest on equity of R$28.3 million (+92.8%) due to the higher amount of JCP paid by subsidiaries to holding companies in 4Q23; (iii) the increase in monetary variation and adjustment to present value on accounts payable linked to the concession (UBP) in the amount of R$20.4 million (52.3%); and (iv) the increase in the exchange rate variation on the purchase of electricity from Itaipu in the amount of R$ 20.6 million due to the appreciation of the dollar.

RESULTS | 4Q24	5

These effects were partially offset by: (i) a decrease in monetary adjustment of litigation, in the amount of R$51.7 million (-66.6%) resulting from the accounting reclassification of this cost, in 4Q23, for the item of financial expenses, containing all the effects of the 2023 fiscal year[3]; (ii) increase in income from financial investments of R$27.5 million (+15.9%), due to higher amounts invested and higher interest rates; and (iii) the late payment increase on the invoice, with an increase of R$ 21.3 million (+48.4%).

In 2024, the financial result improved by R$48.0 million, totaling negative R$1,157.0 million compared to negative R$1,205.0 million in 2023. The result is mainly due to (i) the increase in income from financial investments, of R$197.6 million due to the higher volume of amounts invested; partially offset by (ii) reduction in expenses with monetary variation and adjustment to present value on accounts payable linked to the concession (UBP), in the amount of R$78.3 million; and (iii) the lower remuneration of sectoral financial assets and liabilities in the amount of R$49.4 million.

1.6 Consolidated Net Income

Copel recorded net income of R$ 575.2 million compared to R$ 942.8 million in 4Q23, a reduction of 39%. In addition to the items already mentioned, this decrease is also explained by the result of Compagas and UEGA (discontinued operations) of R$ 323.8 million in 4Q23.

In the year, net income was R$2,799.4 million compared to R$2,327.2 million recorded in 2023, an increase of 20.3%.

[3] More information can be found in Note 28.1 of our 2023 Financial Statements.

Adjusting for non-recurring effects, adjusted net income increased 7.3% in 4Q24 compared to 4Q23. In addition to the items already mentioned, the effect of the increase of R$21.5 million in depreciation and amortization in the period also influenced the decrease, due to the higher investments made, mainly in Copel Distribuição. The reduction was partially offset by the higher tax benefit generated in 4Q24 due to the distribution of Interest on Equity.

The main adjustments to net income in 4Q24 were:

1.7 Debt

Copel's total consolidated debt in 2024 was R$17,753.8 million, an increase of 18.7% compared to the amount recorded on December 31, 2023, of R$14,962.3 million. The following table and graphs show the indebtedness of Copel and its subsidiaries at the end of 2024.

RESULTS | 4Q24	6

Debt by Subsidiary

Adjusted Net Debt/Adjusted EBITDA

Debt Indexes

Amortization - R$ million

Average Term: 4.2 years

RESULTS | 4Q24	7

2. Investments

In 4Q24, the amount realized in the investment program was R$ 679.8 million, 79.9% of which was paid by Copel Distribuição and 19.9% by Copel Geração e Transmissão (Generation and Transmission).

In 2024, R$ 2,503.8 million were invested, 87.7% of which was invested in Copel Distribuição, with 98.9% allocated to electrical assets and 1.1% to investments in non-electrical assets and other investments.

The investments made in the distributor are essentially allocated within the scope of the Paraná Three-Phase, Smart Electric Network and Total Reliability projects, with the objective of modernizing, automating and renewing the distribution network with standardized technologies to serve the automation equipment. Among the benefits of the projects are the reinforcement of rural networks to reduce disconnections and ensure support for the growth of agribusiness in the State of Paraná, reduction of costs with O&M and commercial services and improvement in the control of the indicators of Equivalent Duration of Interruption per Consumer Unit - DEC and Equivalent Frequency of Interruption per Consumer Unit - FEC. The program consists of 3 pillar projects:

o	Paraná Three-Phase: covers the construction of approximately 25 thousand km of new networks by 2025 and represents the improvement and renewal of rural distribution networks in the Company's concession area, with the implementation of a three-phase network and the creation of redundancy in the main rural branches. By the end of 2024, 20,540 km of network had been completed.
o	Smart Power Grid: aims to implement a private communication network with standardized technology to serve all the automation equipment of the distribution network and advanced metering infrastructure. By the end of 2024, 1,042,224 smart meters had already been installed. In phases 1, 2 and 3 of the program, progress was identified for our operation, with the reduction of man-hours and km driven, fewer non-technical losses, improvement in quality and reduction of compensation for transgressions of the quality performance limits.
o	Total Reliability: aims to ensure modernity in the operations of the energy network based on the following premises: maintaining full communication between teams and the availability of equipment in the network, implementing automation in special equipment, maintaining the entire municipality of the concession with a substation or special switch, and expanding the network circuits and Self Healing equipment. By the end of 2024, the project had completed 89.74% of the planned schedule.

The investments made at Copel GeT are mainly aimed at the operation and maintenance of generation assets, corresponding to 30% of the total invested in 2024, and reinforcements and improvements to transmission lines amounting to 47%.

RESULTS | 4Q24	8

3. Copel Geração e Transmissão

(Consolidated Profit)

3.1 Financial Performance

Copel GeT posted an adjusted EBITDA[4] of R$613.2 million, 26.9% lower than the R$838.3 million recorded in 4Q23. This result mainly reflects (i) the lower energy price in Copel GeT's portfolio (R$ 178.72 compared to R$ 206.63 in 2023, a reduction of 13.5%) and (ii) the generation deviation of R$ 93.4 million (+49.1%), caused by the lower performance of the wind complexes, mainly due to the volume of wind below certification, curtailment 13.1% in 4Q24 (compared to 8.3% in 4Q23) and unavailability of the generator complex due to maintenance and installations; (iii) the highest volume of energy purchased for resale in bilateral contracts (273 GWh 4Q24 compared to 151GWh in 4Q23); and (iv) the highest amount of provisions in 4Q24 of R$30.8 million, due to the increase in civil and labor litigation, while in 4Q23 there was a reversal of R$90.8 million, essentially due to the decision on the MCSD calculation methodology.

Item 3.1.1 presents the regulatory accounting of the result for analysis purposes without the IFRS (International Financial Reporting Standards) effect on transmission assets.

[4] Excluded non-recurring items and IFRS effects on assets from transfer agreements.

Expenses with PMSO (manageable costs), excluding provisions and reversals, decreased by 3.5%, mainly explained by: (i) the reduction in costs with "Personnel and managers" by (-R$ 30.3 million) influenced by the decrease of 386 employees, mainly explained by the Voluntary Dismissal Program (PDV) concluded in 2024.; (ii) lower costs with the acquisition of "Materials" in (-R$ 5.4 million); partially offset by (iii) increase in "Third-party services" (+R$15.3 million), mainly due to higher costs with system and electrical maintenance and specialized services (inspection, cybersecurity, topography, dam emergency action plan (PAE) and vegetation mapping); and (iv) the increase in "Other operating costs and expenses" by R$ 14.3 million, due to the reimbursement of R$ 11.8 million from the energy development account (CDE) recorded in 4Q23.

Neutralizing the effects of the provisions related to PDV, PPD and PLR, there was a reduction of 30.3% in personnel and management costs compared to 4Q23, reflecting the aforementioned reduction in the number of employees between the periods, partially offset by the pro rata provision between October and December of the 2024 Collective Bargaining Agreement, with a salary adjustment of 4.09% (INPC accumulated in 12 months until September 2024).

RESULTS | 4Q24	9

Isolating the effects of the accumulated inflation measured by the INPC, of 4.77% between (January and December 2024), there was a reduction of 33.5% in Personnel.

Year-to-date, Copel GeT recorded adjusted EBITDA of R$2,624.4 million, a decrease of 16.9% compared to the same period of the previous year, mainly due to (i) the lower average energy price of Copel GeT's portfolio in the year, mainly due to the termination of the CCEAR Salto Caxias HPP contract in September 2023, whose average price was R$ 252.99/MWh; (ii) the largest generation deviation in wind complexes at R$138.8 million; partially offset by (iii) lower expenditure on electricity purchased for resale of R$ 31.8 million; and (iv) by the reduction in personnel costs, as a result of the decrease of 386 employees in the workforce.

Net income from continuing operations stood at R$1,325.3 million in 2024, a reduction of 18.9% compared to 2023. This result mainly reflects (i) lower EBITDA, due to the points presented above; (ii) higher expenditure on Income Tax and Social Contribution, due to the reduction in the payment of Interest on Equity (JCP) compared to the reduction in the result in 2024; offset by (ii) the better financial result (-R$606.5 million in 2024, compared to -R$747.4 million in 2023), explained by the higher income from financial investments and lower financial expenses with debt charges.

3.1.1 IFRS Effect on the Transmission Segment

For the calculation, the adjustment was made considering the effects of the application of ICPC 01 / IFRIC 12 on the corporate statements in the transmission segment.

RESULTS | 4Q24	10

3.2 Operational Performance

Present in 10 states, Copel Geração e Transmissão operates a diversified park of hydroelectric and wind power plants, totaling 6,553.9 MW of installed power and
2,886.8 MW average of physical guarantee. In the Transmission segment, Copel has a total network of 9,684 km of transmission line and 53 basic network substations, considering the shares.

For more information on operational data on generation and transmission, see Annex IV.

3.2.1 Generation

Copel's generating complex is composed of 100% renewable sources in operation.

The power generation of Copel Geração e Transmissão S.A. and its wind farms in the quarter was lower than in the same period last year, reaching 6,864 GWh compared to 8,087 GWh in 4Q23. In 2024, generation was 27,363 GWh compared to 25,698 GWh in 2023.

3.2.2 Energy sold

In the 4th quarter of 2024, Copel Geração e Transmissão recorded 3,761 GWh of electricity sold by hydro sources, a reduction of 8.1%, mainly due to lower short-term sales (MCP). The energy sold does not consider the generation allocated in the Energy Reallocation Mechanism (MRE), which decreased in the quarter (2,289 GWh compared to 3,054 GWh in 4Q23).

For wind farms, the total electricity sold was 1,241 GWh, a reduction of 7.0%, mainly due to the reduction in sales in bilateral contracts, partially offset by the energy sold in the regulated environment (CCEARs) due to the start of supply from the Vilas Wind Complex[5].

7

[5] Vila Ceará I, Vila Maranhão I, Vila Maranhão II and Vila Maranhão III Wind Farms (28°LEN - CCEAR 2024 - 2053).

RESULTS | 4Q24	11

GSF and PLD

3.2.3 Transmission

Copel has more than 9.6 thousand km of transmission lines in eight Brazilian states, considering its own assets and in partnership with other companies. In addition to building, maintaining and operating its own extensive energy transmission network, Copel provides services to projects of other concessionaires. The Transmission projects are listed in Annex IV, including the projects of Copel Geração e Transmissão, SPEs Costa Oeste, Marumbi and Uirapuru Transmissora (100% Copel GeT), as well as the 7 SPEs in which Copel Geração e Transmissão has a stake.

RBSE

Below we describe the flow of receipt of the portion of the Revenue related to the Basic Network of the Existing System – RBSE[6] for the next cycles. It is important to note that they may be changed in the future, as a result of the tariff review processes and/or review of parameters used for the composition of these revenues by the regulatory body. The values below underwent periodic tariff review, according to ratifying resolution No. 3,344/2024, and annual adjustment by the IPCA according to ratifying resolution 3,348/2024.

[6] It refers to concession contract 060/2001, which represents 41.6% of the permitted annual revenue (RAP) from transmission of Copel Geração e Transmissão and proportional of the participations.

RESULTS | 4Q24	12

4. Copel Distribuição
4.1 Financial Performance

Copel Distribuição posted adjusted EBITDA of R$ 715.2 million in 4Q24, a growth of 23.6%, basically due to i) the 2.5% growth in the billed grid market, ii) the tariff adjustment in June 2024, with an average increase of 2.7% in the Tariffs for the Use of the Distribution System (TUSD), iii) the 36.0% decrease in expenses with personnel and administrators as a result, mainly, the reduction of 1,004 employees, mostly related to the PDV completed in 2024. These effects were partially offset by the costs of energy purchased for resale due tothe higher volume coming from the MMGD compensation system.

Year-to-date, adjusted EBITDA reached R$2,505.4 million, a growth of 22.2% compared to 2023, with emphasis on i) the 5.2% increase in the billed wire market, ii) the cumulative effect of the June/23 tariff adjustments of 6.3% and June/24 of 2.7% in TUSD, iii) 9.2% reduction in personnel and management costs mainly related to the conclusion of the POS in August 2024, already disregarding the effects of the provisions for PDV and compensation of the third of vacation made in 2023. The result was partially offset by the increase of R$180.1 million (+52.0%) from the higher volume of the MMGD compensation system.

Expenses with PMSO, except provisions and reversals, decreased by R$63.1 million (-13.6%) compared to 4Q23, due to the effect of the reduction, mainly, i) of R$68.9 million (-36.0%) in the cost of personnel and administrators due to the PDV concluded in August 2024, ii) of R$8.1 million (-31.6%) of expenses with materials, basically electrical systems, security equipment, and transportation and iii) R$7.2 million (-24.2%) in other costs and expenses, as a result, essentially, of the reduction of R$11.6 million in losses on decommissioning and increase in gains on the sale of assets and rights, with a total variation of R$22.6 million, and the reduction of R$9.2 million in costs with the collection of invoices. These effects were partially offset by the increase of R$23.7 million (+13.4%) in the costs of third-party service for maintenance of the electrical system, mainly with right-of-way cleaning and tree pruning, customer service, and data processing and transmission.

Excluding the effects of the provisions of the PDV, PPD and PLR, the personnel costs line decreased 29.3%, reflecting the aforementioned reduction in the number of employees between the periods, partially offset by the pro rata provision between October and December of the 2024 Collective Bargaining Agreement, ratified in 2025 with a salary adjustment of 4.09% (INPC accumulated 12 months until September 2024). Isolating the effects of the accumulated inflation measured by the INPC, of 4.77% between (January and December 2024), there was a reduction of 32.5% with personnel and administrators.

RESULTS | 4Q24	13

Copel Distribuição's reported net income in 4Q24 was R$440.4 million (compared to R$263.3 million in 4Q23), positively impacted by the performance highlighted above, by the increase of R$32.9 million (+28.5%) in financial revenues, mainly due to the higher volume of amounts invested, and the lower expenditure on Income Tax and Social Contribution, due to the increase of R$ 307.8 million in the payment of Interest on Equity (JCP) to the Holding. Partially offset by the increase of R$33.1 million (12.8%) in financial expenses and an increase of R$22.5 million (+16.6%) in depreciation and amortization, as an effect of the investments made.

Year-to-date, net income was R$1,134.0 million, compared to R$569.1 million in 2023, reflecting the POS provision and additional one-third of vacations in 2023 and the improvement in operating performance in 2024.

The following are the main indicators of Copel Distribuição:

In 4Q24, the following also stand out:

•	the reduction of R$ 13.4 million (-54.9%) in revenue from electricity supply due to the lower volume sold in the CCEE (MCP);
•	the -13.6% (-R$20.0 million) variation in other operating revenues mainly due to the sharing fines issued to communication companies in 4Q23, which was not repeated in 4Q24 due to the regularization of infrastructure;
•	the increase of R$ 22.5 million (+16.6%) in depreciation and amortization expenses as an effect of the investments made;
•	the lower constitution of Estimated Losses with Doubtful Accounts – PECLD of R$ 46.1 million (-79.1%) due to the increase in the recovery of invoices due to the intensification of collection actions, offset by the increase of R$ 48.4 million in the provisions for litigation, mainly civil related to the tobacco sector. As a result, provisions and reversals increased by 1.3%;

4.1.1 Regulatory Efficiency

Copel Distribuição recorded adjusted EBITDA of R$ 2,587.8 million in the last 12 months, plus VNR, equivalent to an efficiency of R$ 812.2 million, 45.7% above the regulatory EBITDA.

RESULTS | 4Q24	14

4.2 Operational Performance

4.2.1 Grid Market (TUSD)

Copel Distribuição's grid market, composed of the captive market, the supply to concessionaires and permittees within the State of Paraná and all free consumers in its concession area, had an increase of 4.7% in electricity consumption in 4Q24 compared to the same period of the previous year and 7.3% in the year to date, mainly due to the increase in economic activity and the higher consumption pattern of the customer base in 2024. The billed wire market, which considers the compensated energy of Mini and Micro Distributed Generation – MMGD, increased 2.5% in 4Q24 and 5.2% in the year.

4.2.2 Captive Market

The captive market showed a decrease of 0.9% in electricity consumption in 4Q24 compared to the same period of the previous year and an increase of 5.5% in the year. The billed captive market, which considers MMGD offset energy, decreased by 5.3% in 4Q24 and increased by 1.8% year-to-date.

4.2.3 Operational Data

Copel Distribuição has a concession in force until July 7, 2045, whose criteria for quality of service provision (Equivalent Duration of Interruption per Consumer Unit – DEC and Equivalent Frequency of Interruption per Consumer Unit – FEC) are defined by ANEEL.

Despite the severe weather events in the State of Paraná that have occurred in recent months, the Company has acted in a timely manner to reestablish the energy supply and prevent vegetation in the network, which contributed to maintaining the quality indices in the provision of the service within the regulatory limits.

For the DEC, the result for the last 12 months calculated in December 2024 was 7.92 hours, while for the FEC, the result in the same period was 5.36 interruptions, both within the established regulatory limit.

Losses - Distribution losses can be defined as the difference between the electricity purchased by distributors and that billed to their consumers, being segmented as Technical and Non-Technical. Technical Losses are inherent to the activity of electricity distribution and Non-Technical Losses originate mainly from theft (clandestine connection, direct deviation from the grid), fraud (tampering with the meter or deviations), reading, measurement and billing errors.

At the end of 2024, Technical Losses in the last 12 months were 2,282 GWh, compared to 2,120 GWh in the same period of the previous year, and Non-Technical Losses were 862 GWh, compared to 742 GWh in the same period of the previous year. Total losses in the last 12 months totaled 3,144 GWh.

RESULTS | 4Q24	15

GWh - 12 Months	2020	2021	2022	2023	2024
Injected Energy	32.754	34,403	35,253	36,639	39,436
Distribution Losses	2,553	2,660	2,701	2,862	3,144
Technical Losses	1,981	1,991	2,040	2,120	2,282
Non-Technical Losses	573	669	661	742	862

* Losses reflect the difference between the metered load and the billed market. In 2020, with the beginning of the Covid-19 pandemic, the load suffered a rapid retraction and the market did not respond at the same speed, due to the mismatch between the measurement calendar and the consumer billing calendar, reducing the volume of losses in this period.

Non-technical losses, calculated by the difference between total losses and technical losses, are largely associated with the management of the concessionaire and the socioeconomic characteristics of the concession areas. In this sense, Copel maintains a Program to Combat Non-Technical Losses through the following actions:

✓	Improvement of actions to combat irregular procedures, improving the performance of targeted inspections;
✓	Investments aimed at the provision and/or acquisition of inspection equipment;
✓	Preparation and execution of specific training and recycling related to commercial losses;
✓	Carrying out inspections, both in Medium and Low Voltage;
✓	Educational notes in the press and messages on the electricity bill.
✓	Joint operations with the Civil Police and the Public Prosecutor's Office;
✓	Opening of a police investigation in the regions where significant numbers of irregular procedures were found.

The tariff transfer of efficient levels of losses is provided for in the concession contracts and these losses are included in the costs of purchasing energy up to the regulatory limit stipulated by ANEEL. Copel Distribuição remained within the regulatory limits in the last tariff processes and in 2024, total losses were 0.5 pp above the regulatory limit influenced by the significant increase in energy injected, notably in low voltage consumption.

RESULTS | 4Q24	16

5. Copel Comercialização
5.1 Financial Performance

Copel Comercialização posted negative adjusted EBITDA of R$15.3 million in 4Q24 compared to a positive value of R$9.7 million in 4Q23, mainly reflecting the lower trading margin due to the volatility of the hourly PLD, especially at the beginning of the period, and the price variation between submarkets, especially caused by generation from intermittent sources. with an impact of approximately R$ 18.0 million.

The main adjustment in the quarter was the fair value of the power purchase and sale agreements (mark-to-market) - an amount calculated by the difference between the contracted price and the future market price estimated by the Company - which was negative by R$ 10.6 million in 4Q24 compared to the positive value of R$ 11.4 million in 4Q23, mainly influenced by the calculation of fair value that was impacted by the increase in the NTN-B discount rate.

Manageable costs, except provisions and reversals, decreased by 23.3% in 4Q24, mainly influenced by i) the reduction of R$1.3 million (-41.3%) in other costs and expenses due to lower costs with lease, rents and insurance, ii) the decrease in third-party services, mainly with data processing and transmission, and iii) the reduction in personnel due to the POS provision in 4Q23.

The personal and management accounts, excluding the effects of POS, PLR and PPD, increased by 17.9% in 4Q24, mainly due to the restructuring process of the trading company.

Copel Comercialização posted a net loss of R$ 3.1 million in 4Q24, mainly due to the items already mentioned. Year-to-date, net income was R$44.1 million, 58.2% lower than in 2023, due to the lower trading margin, and the negative variation of R$41.6 million in mark-to-market registration.

RESULTS | 4Q24	17

5.2 Operational Performance

In 2024, Copel Comercialização concentrated the negotiations of new energy sales contracts in the second half of the year, seeking to capture better prices by taking advantage of the biggest opportunities of the year.

Energy sold increased by 0.1% in 2024, due to the effect of the increase in sales to traders in bilateral contracts (+13.8%). The chart shows the evolution of Copel Comercialização in terms of the amount of GWh sold, where it shows a growth of 80.5% in the last 4 years.

RESULTS | 4Q24	18

6. ESG Performance
6.1 Copel, pioneer in ESG in the sector

Copel was the 1st company in the sector to produce an Environmental Impact Report for a generation project, and the 1st company in the energy sector in Brazil to become a signatory to the UN Global Compact in 2000. The Company promotes actions for the dissemination of the UN 2030 Agenda and the implementation of the SDGs in the electricity sector. Copel joined the Pact for Water and Energy Resilience Commitment and received the Pro-Gender and Race Equity Seal from the Federal Government. The Company received the Pro-Ethics Seal, 2018-2019 and 2020-2021 editions, granted by CGU and ETHOS Institute, for the voluntary adoption of integrity measures, with public recognition for its commitment to implementing measures aimed at the prevention, detection and remediation of acts of corruption and fraud. Copel participates in the 100% Transparency Movement of the UN Global Compact, the first and largest initiative to promote corporate transparency in Brazil.

Environmental

▪	Net Zero Ambition Movement – Copel participates in the Net Zero Ambition Movement. The movement is part of the strategies developed by the Global Compact so that large companies together can promote actions that result in the reduction of greenhouse gases by 2030;
▪	It has a Copel 2030 Neutrality Plan, approved by the Board of Directors: with the purpose of neutralizing Scope 1 Greenhouse Gas (GHG) Emissions, for the assets that Copel has operational control over (according to the concept established in the GHG Protocol methodology) by 2030;
▪	He is a member of the Brazilian Business Commitment to Biodiversity with the Brazilian Business Council for Sustainable Development (CEBDS).

Social

▪	Actions and Programs – Solidary Selective Collection; Cultivar Energia Program; Electricity; Good Neighbor Program; Diversity Commission; Human Rights Program; EducaODS; Enlightening Generations; More than Energy, among others.
▪	It has a Sustainability Policy, People Management, Occupational Health and Safety, among others.

RESULTS | 4Q24	19

▪	The Cultivar Energia program – which implements community gardens under Copel's power lines – has completed 10 years of existence, has a partnership with 10 municipalities in Paraná, in which 24 Copel gardens are distributed, currently benefiting around 4 thousand people with healthy food and income generation. The gardens also protect Copel's properties from irregular occupations, reinforce the company's presence and brand in the communities and beautify impoverished neighborhoods, transforming the environment and the urban planning of cities.

Governance

▪	Copel is a company with dispersed capital and no controlling shareholder;
▪	The Board of Directors is made up mostly of independent members and has statutory advisory committees: Statutory Audit Committee - CAE; Sustainable Development Committee - CDS, Investment and Innovation Committee - IIC and People Committee - CDG;
▪	The CAE is made up of independent members, one of whom is an external member;
▪	Establishment of variable compensation with ESG goals – 2023: 30% of the PPD;
▪	Listed on Level 2 of Governance of B3;
▪	Adherent to the UN Global Compact's 100% Transparency Movement.

Priority SDGs of the Brazilian Electricity Sector

6.2 Recent Highlights

Copel dedicated the month of November to promoting sustainability and disseminating good environmental, social and governance (ESG) practices, not only in the corporate environment, but also in individual conduct. The extensive program began with the launch of the first edition of Copel's Sustainability Course on October 29. From November 11 to 14, the first edition of the Integrated ESG Week took place, which brought an agenda full of events that fostered the culture of sustainable development. The program included the "Detachment Room", a temporary space for the exchange of items that promoted conscious consumption. Another initiative launched was the Sustainable Route Challenge, which challenges participants to rethink the way they travel, changing their usual means of transport or fuel for more sustainable options. On the 12th, the Sustainability Trail was launched, which offers content that reinforces the commitment to ethical and sustainable practices, in addition to the lecture "Culture for Diversity" given by Álvaro Mello, a Gartner specialist. The last day of the ESG Integrated Week was marked by the Purpose Stage event, which featured the lecture "ESG and Purpose", presented by Yazmín Trejos, and a debate on energy transition, with the participation of the Coordinator of the Sustainable Development Committee (CDS) and Copel's business experts. Finally, the Human Rights Course – 2024 edition was launched, aimed at deepening crucial topics for the promotion of a culture of respect, inclusion and social responsibility.

6.3 Indicators

Regarding the scope 1 GHG (tCO2) indicator, the data refer to direct greenhouse gas emissions from Copel's operations (thermal plant, fleet, soil change and fugitive emissions) - data from 2024 will be verified later by a third party. GHG emissions are calculated every six months.

RESULTS | 4Q24	20

6.4 Ratings, Classifications, and Indexes

Index	Ranking	Reference Year
	Rank 15th 4th in SEB	2023
	CSA Score 70	2024
	The-	2023
	Yes	2024
	Medium Risk	2023
	The	2024

7. Other highlights of the Period

Available Cash Flow and Dividends

Available Cash Flow is defined in the Dividend Policy as: DCF = Cash generated by Operating activities, less net cash used by investing activities, as follows: (a) Cash Generated by Operating Activities: cash generated by operating activities in the fiscal year, before taxes, contributions (IRCS) and financial charges; (b) Net cash used by Investing activities: amount invested in the fiscal year in non-current assets. The Table below demonstrates the calculation of the DCF as of December 31, 2024:

R$ thousand

12.31.2024
CASH FLOW FROM OPERATING ACTIVITIES
CASH GENERATED BY OPERATING ACTIVITIES	5,202,716
CASH FLOW FROM INVESTING ACTIVITIES
FROM ONGOING OPERATIONS	(6,348,127)
FROM DISCONTINUED OPERATIONS	608,713
NET CASH USED BY INVESTING ACTIVITIES	(5,739,414)
FCD AVAILABLE CASH FLOW	(536,698)

The Company declared and paid R$ 1,085.1 million for the 2024 fiscal year. In line with the Dividend Policy, the Board of Directors proposes extraordinary dividends in the amount of R$ 1,250.0 million for deliberation at the Annual General Meeting – AGM on 04/24/2025, with payment expected by June 2025.

Renewal of the Foz do Areia (FDA), Segredo and Salto Caxias Concessions

On November 18, 2024, Copel GeT renewed for another thirty (30) years the electricity generation concessions of the Governador Bento Munhoz da Rocha Netto ("Foz do Areia"), Governador Ney Aminthas de Barros Braga ("Segredo") and Governador José Richa ("Salto Caxias") Hydroelectric Power Plants, whose joint grant of approximately R$ 4.1 billion was paid in the same month. The plants add up to 4,176.0 MW of installed capacity and 1,673.7 MWm of physical guarantee.

For more information, see the Notice to the Market 32/24.

RESULTS | 4Q24	21

1st Share Buyback Program

The Company launched the first share buyback program on November 25, 2024 with the objective of acquiring Copel's Class B common and preferred shares for treasury maintenance, cancellation or disposal, and compliance with the Restricted Shares and Performance Shares plan), without reducing the figure of the share capital. The program is valid for 18 months with a limitation on the acquisition of up to 10% of the total number of common shares and PNBs in circulation in the market. To date, the Company has acquired R$120.0 million of shares, of which R$50.0 million executed in December 2024 and R$70.0 million in January 2025. This initiative, along with the other deliveries made in the year, demonstrates the company's commitment to discipline in capital allocation and long-term value creation.

For more information, see Material Fact 09/24.

Divestment of Small Assets

On November 25, 2024, Copel Geração e Transmissão celebrated the divestment of its entire stake related to Copel's divestment in 13 small generation assets, totaling 118.7 MW of installed capacity. The total amount to be received for the divestment will be R$ 450.5 million, to be corrected by the variation of the IPCA from March 31, 2025 until the date of closing. The divestment will improve operational efficiency for Copel GeT's portfolio and optimize the Company's capital allocation, considering that Copel's strategy focuses on larger assets. Additionally, it will enable the reuse of professionals in more relevant assets, who are already properly trained and qualified. In January 2025, the Administrative Council for Economic Defense (CADE) approved the transaction, with ANEEL's consent to carry out the closing.

For more information, see Material Fact 10/24.

Copel Day 2024

The Company held the Investor Day at its headquarters in Curitiba-PR, on November 26, 2024, and was attended in person by more than 70 analysts, investors and stakeholders and more than 400 spectators who watched the live broadcast. Face-to-face participants had the opportunity to explore the Expo Room, where the main technologies used in hydro and wind generation, transmission and distribution operations were presented, consolidating the path of energy to the customer. The experience highlighted the operational excellence driven by the investments made. The event addressed, among other topics, the strategic pillars, the structuring efficiency plan and the planning of the PMSO, the path to operational excellence and the future of expansion of the Company, always seeking to become a reference in the electricity sector in value creation, efficiency, quality and discipline in capital allocation. For more information, access the broadcast of the event and the presentation available on our website.

Decrossing of Assets with Consolidation of Mata de Santa Geneva and Mauá HPP

On December 12, 2024, the Company carried out the uncrossing of assets of Centrais Elétricas Brasileiras S.A. – Eletrobras, in which Copel GeT will receive (i) the entirety of Eletrobras' 49% interest in the Mauá Hydroelectric Power Plant ("Mauá") and (ii) the entirety of Eletrobras' 49.9% in the transmission company Mata de Santa Geneva S.A. ("MSG"), Copel GeT will now hold 100% of the respective assets and fully consolidate them in its balance sheet, and (iii) will transfer to Eletrobras the Colíder Hydroelectric Power Plant ("Colíder") (100% Copel GeT), with payment of R$ 365.0 million to Eletrobras in cash at the closing of the Transaction, subject to the usual market price adjustment mechanisms. In January 2025, the Administrative Council for Economic Defense (CADE) approved the transaction, with ANEEL's consent to carry out the closing.

The transaction in question will bring immediate benefits to Copel, generating synergy gains by simplifying the operational and administrative structure, which until then was shared.

For more information, see Material Fact 12/24.

New General Director for Copel Geração e Transmissão

Mechanical engineer Mr. Fernando Mano was sworn in as General Director of Copel Geração e Transmissão on January 6, 2025. Graduated from the Technological Institute of Aeronautics - ITA, with a specialization in Advanced Finance from Fundação Getúlio Vargas - FGV and an MBA in Strategic Innovation from HSM Educação, he has deep experience in strategy, innovation and energy planning, having worked in several companies in the electricity sector. Under the leadership of Mr. Fernando Mano, Copel GeT will strengthen the efficiency of the power generation and transmission business, valuing sustainability and operational excellence.

For more information, see Notice to the Market 01/25.

RESULTS | 4Q24	22

Copel Launches the 2024/2025 Voluntary Dismissal Program - PDV

On February 19, 2025, as provided for in the Collective Bargaining Agreement (ACT), the Company launched the 2024/2025 Voluntary Dismissal Program. The resulting dismissals are limited to the approved total of 100 employees and the classification process will occur in descending order of the sum of age and length of service. The employee with effective adhesion to the PDV will receive the equivalent of 12 monthly remunerations as compensation for the termination of the employment contract, as well as the benefits defined in the ACT.

Divestment in the Baixo Iguaçu HPP

On February 21, 2025, the Company announced the divestment of the Baixo Iguaçu HPP with an equity value of R$ 570.0 million related to a 30% interest in the asset. The transaction constituted 1) the exercise of the preemptive right to acquire all the shares of Geração Céu Azul S.A. ("Céu Azul"), belonging to Neoenergia S.A. ("Neoenergia"), holder of 70% of the Baixo Iguaçu Entrepreneurial Consortium ("CEBI"), for the equity value of R$ 984 million, whose acquisition commitment was contracted by adhesion to the Share Purchase and Sale Agreement and Other Covenants that had already been negotiated between Neoenergia and the original potential buyer of this participation; 2) after the exercise of the Preemptive Right, Copel GeT entered into a Share Purchase and Sale Agreement and Other Covenants with DK Holding Investments, S.R.O., through which Copel GeT undertook to sell to the Buyer: (i) the entire shareholding interest in Céu Azul, which it will hold at the closing of the transaction provided for in the CCVA between Copel GeT and Geração Céu Azul S.A. and (ii) its minority interest of 30% in CEBI, for the equity value of R$ 570 million, so that the Buyer will become the indirect owner of 100% of the Baixo Iguaçu HPP. The transaction totals, in equity value, the amount of R$ 1,554 million. Copel GeT received a cash deposit equivalent to 10% of the total value of this equity value, and the remaining balance must be paid by the buyer by the closing date, with the usual adjustments for this type of transaction. The transaction is subject to the fulfillment of certain conditions precedent usual to this type of operation.

The Company continuously seeks to enhance its portfolio and periodically evaluates opportunities to recycle assets and minority interests. The operation in question explores a business opportunity that generates value for Copel and optimizes its operational and administrative structure.

For more information, see Material Fact 01/25.

Disclaimer

The information contained in this document may include forward-looking considerations and reflects management's current perception and perspectives on the evolution of the macroeconomic environment, industry conditions, the Company's performance and financial results. Any statements, expectations, capabilities, plans and assumptions contained herein that do not describe historical facts, such as information regarding the dividend payment statement, the future direction of operations, the implementation of relevant operating and financial strategies, the investment program, factors or trends affecting financial condition, liquidity or results of operations are forward-looking statements within the meaning of U.S. Private Securities Litigation Reform Act of 1995 and contemplate several risks and uncertainties. There is no guarantee that such results will occur. The statements are based on a number of factors and expectations, including economic and market conditions, industry competitiveness and operational factors. Any changes in such expectations and factors may imply that the actual result is materially different from current expectations.

RESULTS | 4Q24	23

Investor Relations ri@copel.com Phone: (41) 3331-4011

RESULTS | 4Q24	24

RESULTS

4Q24

List of Exhibit

COPEL
Pura Energia

I CONSOLIDATED RESULTS

- INCOME STATEMENT
- BALANCE SHEET
- CASH FLOW
- EBITDA AND FINANCIAL RESULT
- EQUITY IN EARNINGS OF SUBSIDIARIES
- SHARE CAPITAL

II RESULT BY SUBSIDIARY

- COPEL GET INCOME STATEMENT
- COPEL DIS INCOME STATEMENT
- COPEL DIS REVENUE
- COPEL COM INCOME STATEMENT
- INCOME STATEMENT BY COMPANY QUARTER
- INCOME STATEMENT BY COMPANY ACCUMULATED
- ASSETS BY COMPANY
- LIABILITIES BY COMPANY

III ENERGY MARKET

- DIS AND TOTAL MARKET
- ENERGY FLOW
- ENERGY FLOW (2)
- TARIFFS
- ELECTRICITY PURCHASED AND CHARGES
- ENERGY BALANCE
- WIND POWER PRICES

IV OPERATIONAL DATA

- INDICATORS SUMMARY
- GENERATION
- GENERATION - INTEREST
- TRANSMISSION
- DISTRIBUTION

Exhibit I - CONSOLIDATED RESULTS > INCOME STATEMENT
						R$ '000
Income Statement	4Q24	4Q23	Δ%	2024	2023	Δ%
OPERATING REVENUES	6,019,164	5,567,698	8.1	22,651,036	21,479,468	5.5
Electricity sales to final customers	2,199,722	2,192,491	0.3	8,454,990	7,946,168	6.4
Electricity sales to distributors	819,135	864,078	(5.2)	3,120,628	3,602,788	(13.4)
Use of the main distribution and transmission grid	1,914,732	1,654,202	15.7	7,048,036	6,002,192	17.4
Construction revenue	641,824	587,660	9.2	2,550,809	2,333,787	9.3
Fair value of assets from the indemnity for the concession	32,957	20,269	62.6	82,424	62,167	32.6
Result of Sectorial financial assets and liabilities	272,095	91,494	197.4	838,280	971,203	(13.7)
Other operating revenues	138,699	157,504	(11.9)	555,869	561,163	(0.9)
OPERATING COSTS AND EXPENSES	(5,152,337)	(4,445,091)	15.9	(18,867,990)	(18,092,563)	4.3
Electricity purchased for resale	(2,610,512)	(2,022,064)	29.1	(8,924,895)	(7,716,190)	15.7
Charge of the main distribution and transmission grid	(643,068)	(778,222)	(17.4)	(2,865,490)	(2,896,710)	(1.1)
Personnel and management	(224,172)	(316,642)	(29.2)	(1,081,797)	(1,878,332)	(42.4)
Pension and healthcare plans	(60,364)	(65,950)	(8.5)	(259,352)	(260,159)	(0.3)
Materials and supplies	(24,646)	(37,916)	(35.0)	(86,882)	(102,667)	(15.4)
Materials and supplies for power eletricity	-	-	-	(936)	(17,654)	(94.7)
Third-party services	(301,629)	(267,960)	12.6	(1,074,308)	(996,312)	7.8
Depreciation and amortization	(376,281)	(354,808)	6.1	(1,465,478)	(1,382,040)	6.0
Provisions and reversals	(117,147)	112,537	(204.1)	(345,102)	(92,235)	274.2
Construction cost	(620,867)	(585,226)	6.1	(2,522,908)	(2,319,720)	8.8
Other cost and expenses	(173,651)	(128,840)	34.8	(240,842)	(430,544)	(44.1)
EQUITY IN EARNINGS OF SUBSIDIARIES	55,804	63,134	(11.6)	281,202	307,809	(8.6)
PROFIT BEFORE FINANCIAL RESULTS AND TAXES	922,631	1,185,741	(22.2)	4,064,248	3,694,714	10.0
FINANCIAL RESULTS	(376,777)	(305,701)	23.3	(1,157,014)	(1,204,990)	(4.0)
Financial income	327,550	272,666	20.1	1,184,779	1,069,116	10.8
Financial expenses	(704,327)	(578,367)	21.8	(2,341,793)	(2,274,106)	3.0
OPERATIONAL EXPENSES/ INCOME	545,854	880,040	(38.0)	2,907,234	2,489,724	16.8
INCOME TAX AND SOCIAL CONTRIBUTION ON PROFIT	29,310	(260,998)	(111.2)	(599,435)	(354,057)	69.3
Income tax and social contribution on profit	30,151	(73,700)	(140.9)	(177,999)	(371,104)	(52.0)
Deferred income tax and social contribution on profit	(841)	(187,298)	(99.6)	(421,436)	17,047	(2,572.2)
NET INCOME continuing operations	575,164	619,042	(7.1)	2,307,799	2,135,667	8.1
NET INCOME discontinued operations	-	323,767	-	491,571	191,501	-
NET INCOME	575,164	942,809	(39.0)	2,799,370	2,327,168	20.3
Attributed to the controlling company's shareholders - continuing operations	586,506	637,261	(8.0)	2,345,941	2,158,077	8.7
Attributed to the controlling company's shareholders - discontinued operations	-	241,761	(100.0)	463,690	100,733	360.3
Attributed to non-controlling shareholders- continuing operations	(11,342)	(5,240)	-	(26,800)	873	(3,169.9)
Attributed to non-controlling shareholders- discontinued operations		69,027	-	16,539	67,485	(75.5)
EBITDA continued operations	1,298,912	1,540,549	(15.7)	5,529,726	5,076,754	8.9

Exhibit I - CONSOLIDATED RESULTS > BALANCE SHEET
R$'000				R$'000
Assets	Dec-24	Dec-23	Δ%	Liabilities	Dec-24	Dec-23	Δ%
CURRENT	13,041,808	13,715,730	(4.9)	CURRENT	10,342,380	9,309,433	11.1
Cash and cash equivalents	4,161,939	5,634,623	(26.1)	Payroll, social charges and accruals	411,102	927,538	(55.7)
Bonds and securities	623	4,763	(86.9)	Suppliers	2,324,423	2,154,430	7.9
Collaterals and escrow accounts	9	9	-	Income tax and social contribution payable	83,482	132,979	(37.2)
Customers	3,962,702	3,761,170	5.4	Other taxes due	302,345	346,083	(12.6)
Dividends receivable	82,278	95,569	(13.9)	Loans and financing	1,231,205	675,980	82.1
Sectorial financial assets	-	15,473	-	Debentures	2,025,110	1,225,649	65.2
Account receivable related to concession	10,609	9,354	13.4	Minimum compulsory dividend payable	3,878	464,147	(99.2)
Contract Assets	283,896	284,616	(0.3)	Post employment benefits	95,383	85,833	11.1
Fair value in energy purchase and sale operations	217,350	379,261	(42.7)	Customer charges due	44,825	61,466	(27.1)
Other current receivables	949,674	570,471	66.5	Research and development and energy efficiency	179,149	320,196	(44.1)
Inventories	136,324	174,726	(22.0)	Accounts Payable related to concession	113,092	101,976	10.9
Income tax and social contribution	296,128	315,218	(6.1)	Net sectorial financial liabilities	935,322	476,103	96.5
Other current recoverable taxes	994,618	943,343	5.4	Lease liability	57,502	49,742	15.6
Prepaid expenses	63,211	62,869	0.5	Fair value in energy purchase and sale operations	214,955	321,646	(33.2)
Related parties	621	1,336	(53.5)	Other accounts payable	1,199,195	537,810	123.0
Assets held for sale	1,881,826	1,462,929	28.6	PIS and COFINS to be refunded to costumers	-	558,591	-
NON-CURRENT	44,342,348	42,103,344	5.3	Provision for allocation of Pis and Cofins credits	580,000	-	-
Long Term Assets	15,315,121	16,343,437	(6.3)	Provisions for litigation	-	336,000	-
Bonds and securities	529,085	490,732	7.8	Liabilities associated with assets held for sale	541,412	533,264.0	1.5
Other temporary investments	30,603	31,728	(3.5)	NON-CURRENT	21,404,841	22,317,974	(4.1)
Customers	116,180	105,259	10.4	Suppliers	457	-	-
Judicial deposits	394,364	634,712	(37.9)	Deferred income tax and social contribution	142,380	131,143	8.6
Sectoral financial assets	-	15,473	(100.0)	Other taxes due	1,895,459	1,686,793	12.4
Account receivable related to concession	3,497,351	2,809,901	24.5	Loans and financing	291,195	612,093	(52.4)
Contract Assets	6,927,010	7,320,445	(5.4)	Debentures	3,387,589	4,667,237	(27.4)
Fair value in energy purchase and sale operations	479,938	722,423	(33.6)	Post employment benefits	10,602,255	8,393,457	26.3
Other non-current receivables	681,846	130,917	420.8	Research and development and energy efficiency	1,063,326	1,398,410	(24.0)
Income tax and social contribution	164,043	68,003	141.2	Accounts Payable related to concession	241,294	233,478	3.3
Deferred income tax and social contribution	1,174,175	1,757,688	(33.2)	Net sectorial financial liabilities	992,252	791,879	25.3
Other non-current recoverable taxes	1,320,526	2,256,156	(41.5)	Lease liability	142,488	27,888	-
Investments	3,577,937	3,511,797	1.9	Fair value in energy purchase and sale operations	271,004	220,700	22.8
Property, plant and equipment, net	8,516,697	10,825,421	(21.3)	Other accounts payable	170,837	431,938	(60.4)
Intangible assets	16,623,610	11,170,089	48.8	PIS and COFINS to be refunded to costumers	247,021	147,132	67.9
Right to use an asset	308,983	252,600	22.3	Provision for allocation of Pis and Cofins credits	-	173,135	-
TOTAL	57,384,156	55,819,074	2.8	Provisions for litigation	1,000,588	1,909,775	(47.6)
				EQUITY	956,696	1,492,916	(35.9)
				Attributed to controlling shareholders	25,636,935	24,191,667	6.0
				Share capital	25,674,718	23,886,153	7.5
				Capital reserves	12,821,758	12,821,758	-
				Equity valuation adjustments	5,595	-	-
				Treasury shares	517,408	307,050	68.5
				Legal reserves	(50,044)	-	-
				Retained earnings	1,766,110	1,625,628	8.6
				Proposed additional dividend	9,363,866	9,000,506	4.0
				Accrued earnings	1,250,025	131,211	-
				Attributable to non-controlling interest	(37,783)	305,514	(112.4)
				TOTAL	57,384,156	55,819,074	2.8

Exhibit I - CONSOLIDATED RESULTS > CASH FLOW
		R$'000
	12/31/24	12/31/23
CASH FLOWS FROM OPERATIONAL ACTIVITIES

Net income from continuing operations	2,307,799	2,135,667

Adjustments to reconcile net income for the period with cash generation from operating activities:	4,903,214	4,775,315
Unrealized monetary and exchange variation and debt charges - net	2,071,041	1,951,552
Interest - bonus from the grant of concession agreements under the quota system	(120,800)	(114,370)
Remuneration of transmission concession contracts	(833,630)	(730,094)
Income tax and social contribution	177,999	371,104
Deferred income tax and social contribution	421,436	(17,047)
Equity in earnings of investees	(281,202)	(307,809)
Appropriation of post-employment benefits obligations	257,711	267,741
Creation for research and development and energy efficiency programs	181,675	165,459
Recognition of fair value of assets from the indemnity for the concession	(82,424)	(62,167)
Sectorial financial assets and liabilities result	(923,724)	(1,070,196)
Depreciation and amortization	1,465,478	1,382,040
Provision from the voluntary dismissal program	18,306	610,057
Long-term incentives	5,595	-
Net operating estimated losses, provisions and reversals	345,102	92,235
Realization of added value in business combinations	(722)	(722)
Fair value in energy purchase and sale operations	36,604	(5,045)
Loss on disposal of accounts receivable related to concession	3,265	270
Loss on disposal of contract assets	14,496	16,728
Loss on disposal of property, plant and equipment	32,234	10,458
Loss on disposal of intangible assets	76,183	78,728
Result of write-offs of use rights of assets and liabilities of leases - net	(4,774)	726
Assets disposal results	(264,434)	-

Decrease (increase) in assets	817,908	98,706
Trade accounts receivable	602,196	188,437
Dividends and interest on own capital received	223,985	174,826
Judicial deposits	18,427	33,298
Sectorial financial assets	354,421	36,964
Other receivables	(73,515)	(11,555)
Inventories	38,402	18,741
Income tax and social contribution recoverable	(295,650)	(201,003)
Other taxes recoverable	(50,731)	(138,520)
Prepaid expenses	(342)	(2,281)
Related parties	715	(201)

Increase (decrease) in liabilities	(518,406)	486,682
Payroll, social charges and accruals	(313,552)	297,343
Related parties	-	-
Suppliers	72,730	19,506
Other taxes	882,575	974,083
Post-employment benefits	(219,780)	(224,809)
Sectorial charges due	(16,641)	14,978
Research and development and energy efficiency	(336,956)	(255,295)
Payable related to the concession	(110,385)	(115,736)
Other accounts payable	(131,259)	149,450
Provisions for legal claims	(345,138)	(372,838)

CASH GENERATED BY OPERATING ACTIVITIES	5,202,716	5,360,703

Income tax and social contribution paid	(219,219)	(294,676)
Loans and financing - interest due and paid	(471,276)	(521,134)
Debentures - interest due and paid	(1,089,013)	(1,127,607)
Charges for lease liabilities paid	(33,292)	(24,284)

NET CASH GENERATED BY OPERATING ACTIVITIES FROM CONTINUING OPERATIONS	3,389,916	3,393,002
NET CASH GENERATED BY OPERATING ACTIVITIES FROM DISCONTINUED OPERATIONS	3,620	125,474
NET CASH GENERATED FROM OPERATING ACTIVITIES	3,393,536	3,518,476

CASH FLOWS FROM INVESTMENT ACTIVITIES
Financial investments	(32,939)	(44,061)
Additions to contract assets	(2,174,902)	(1,973,215)
Acquisitions of subsidiaries - effect on cash	-	(911,450)
Sale of investments	47,066	58,132
Additions in investments	-	(10,780)
Capital reduction of investees	37,129	-
Additions to property, plant and equipment	(137,635)	(204,805)
Sale of property, plant and equipment	11,440	-
Additions to intangible assets	(4,098,286)	(13,388)

NET CASH USED BY INVESTMENT ACTIVITIES FROM CONTINUING OPERATIONS	(6,348,127)	(3,099,567)
NET CASH USED BY INVESTMENT ACTIVITIES FROM DISCONTINUED OPERATIONS	608,713	(35,524)
NET CASH USED FROM INVESTING ACTIVITIES	(5,739,414)	(3,135,091)

CASH FLOWS FROM FINANCING ACTIVITIES
Issue of loans and financing	5,051	45,325
Transaction costs in the issuing of loans and financing	(1,693)	(6,886)
Issue of debentures	3,920,000	2,900,000
Transaction costs in the issuing of debentures	(60,623)	(60,677)
Payments of principal - loans and financing	(261,753)	(260,971)
Payments of principal - debentures	(1,079,912)	(1,193,910)
Amortization of principal of lease liabilities	(70,949)	(69,293)
Capital increase	-	2,031,619
Transaction costs in the capital increase	-	(14,941)
Buyback of own shares	(50,044)
Dividends and interest on own capital paid	(1,586,565)	(750,371)

NET CASH GENERATED (USED) BY FINANCING ACTIVITIES FROM CONTINUING OPERATIONS	813,512	2,619,895
NET CASH GENERATED (USED) BY FINANCING ACTIVITIES FROM DISCONTINUED OPERATIONS	(9,656)	76,677
NET CASH GENERATED (USED) FROM FINANCING ACTIVITIES	803,856	2,696,572

TOTAL EFFECTS ON CASH AND CASH EQUIVALENTS	(1,542,022)	3,079,957

Cash and cash equivalents at the beginning of the period	5,634,623	2,678,457
Cash and cash equivalents at the end of the period	4,161,939	5,634,623
Change in cash and cash equivalents from discontinued operations	(69,338)	123,791

CHANGE IN CASH AND CASH EQUIVALENTS	(1,542,022)	3,079,957

Exhibit I - CONSOLIDATED RESULTS > ADJUSTED EBITDA AND FINANCIAL RESULT
						R$'000
	4Q24	4Q23	Δ%	2024	2023	Δ%
EBITDA	1,298,912	1,540,547	(15.7)	5,529,726	5,076,756	8.9
(-/+) Fair value in the purchase and sale of energy	10,596	(11,393)	(193.0)	36,605	(5,046)	(825.4)
(-/+) Impairment	86,629	(123,694)	(170.0)	84,232	(177,693)	(147.4)
(-/+) Provision (reversal) Incentive Dismissal Program	(82)	-	-	18,388	610,057	(97.0)
(-/+) Assets disposal	-	-	-	(264,434)	-	-
(-/+) Indemnity of adittional third of vacation bonus	-	-	-	-	138,173	-
(-/+) Hydrological Risk Renegotiation (GSF) - HPP Mauá	-	26,405	-	-	-	-
(-/+) Provisions for litigation	-	51,119	-	-	51,119
(-/+) Ebitda from discontinued Op. Compagas and UEGA	-	10,646	-	58,559	136,976	(57.2)
Non-recurring adjusted	97,143	(46,917)	(307.1)	(66,650)	753,586	-
(-/+) Equity in earnings of subsidiaries	(55,804)	(63,134)	(11.6)	(281,202)	(307,809)	(8.6)
(-/+) NRV	(32,957)	(20,269)	62.6	(82,424)	(62,167)	32.6
(-/+) Revenue Adjustment TRA IFRS/Regulatory	(51,145)	32,076	(259.4)	6,486	3,794	71.0
Adjusted EBITDA without earnings of subsidiaries, NRV and IFRS effect	1,256,149	1,442,303	(531.2)	5,105,936	5,464,160	(6.6)

						R$'000
	4Q24	4Q23	Δ%	2024	2023	Δ%
Financial Revenues	327,550	272,666	20.1	1,184,779	1,069,116	10.8
Income from investments held for trading	200,776	173,232	15.9	738,229	540,672	36.5
Late fees on electricity bills	65,317	44,007	48.4	231,333	200,341	15.5
Monetary restatement and adjustment to present value of accounts payable related to concession	-	-	-	17,838	69,059	(74.2)
Income from sectorial assets and liabilities	3,238	7,040	(54.0)	44,033	62,795	(29.9)
Exchange variation About Purchase Itaipu Electric Power	4	3,047	(99.9)	2,629	17,073	(84.6)
Interest on taxes to be compensated	34,099	38,964	(12.5)	92,794	89,938	3.2
Income and monetary restatement of judicial deposits	6,135	13,700	(55.2)	32,859	55,092	(40.4)
Other financial revenues	32,206	4,325	644.6	74,252	75,660	(1.9)
(-) Pis/Pasep and Cofins on revenues	(14,225)	(11,649)	22.1	(49,188)	(41,514)	18.5
Financial Expenses	(704,327)	(578,367)	21.8	(2,341,793)	(2,274,106)	3.0
Monetary variation, foreign exchange and debt service charges	(493,276)	(408,512)	20.7	(1,745,166)	(1,763,555)	(1.0)
Monetary variation and adjustment to present value of accounts payable related to concession	(59,389)	(38,990)	52.3	(167,296)	(140,214)	19.3
Exchange variation About Purchase Itaipu Electric Power	(20,616)	(2,820)	631.1	(40,616)	(10,605)	283.0
Pis/ Pasep and Cofins taxes over interest on equity	(58,797)	(30,497)	92.8	(86,609)	(101,251)	(14.5)
Income from sectorial assets and liabilities	(2,159)	(768)	181.1	(35,186)	(4,542)	674.7
Interest on R&D and PEE	(5,327)	(5,854)	(9.0)	(22,050)	(26,009)	(15.2)
Interest on tax installments	(4,681)	(8,563)	(45.3)	(25,791)	(39,569)	(34.8)
Interest on lease liabilities	(8,683)	(7,033)	23.5	(28,560)	(24,292)	17.6
Monetary variation of litigation	(25,976)	(77,715)	(66.6)	(96,964)	(77,715)	24.8
Other financial expenses	(8,481)	1,865	(554.7)	(50,228)	(27,836)	80.4
Uptade of provision for allocation of Pis and Cofins credits	(16,942)	520	(3,358.1)	(43,327)	(58,518)	(26.0)
Financial income (expenses)	(376,777)	(305,701)	23.3	(1,157,014)	(1,204,990)	(4.0)

Exhibit I - CONSOLIDATED RESULTS > EQUITY IN EARNINGS OF SUBSIDIARIES AND INDICATORS
								R$'000
Variation in Equity in earnings of subsidiaries			4Q24	4Q23	Δ%	2024	2023	Δ%
Joint Ventures			50,054	57,819	(13.4)	261,419	285,808	(8.5)
Voltalia São Miguel do Gostoso I Participações S.A.			(70)	2,112	(103.3)	(1,259)	1,508	(183.5)
Caiuá Transmissora de Energia S.A.			3,528	2,854	23.6	12,641	12,263	3.1
Integração Maranhense Transmissora de Energia S.A.			4,259	4,873	(12.6)	18,623	24,218	(23.1)
Matrinchã Transmissora de Energia (TP NORTE) S.A.			13,763	12,728	8.1	79,117	77,493	2.1
Guaraciaba Transmissora de Energia (TP SUL) S.A.			(4,006)	4,933	(181.2)	31,193	30,871	1.0
Paranaíba Transmissora de Energia S.A.			8,418	6,617	27.2	29,908	36,269	(17.5)
Mata de Santa Genebra Transmissão S.A.			11,769	12,861	(8.5)	48,533	58,262	(16.7)
Cantareira Transmissora de Energia S.A.			12,310	10,799	14.0	42,448	44,563	(4.7)
Solar Paraná			83	42	97.6	215	361	(40.4)
Associates			5,750	5,315	8.2	19,783	22,001	(10.1)
Dona Francisca Energética S.A.			1,352	1,162	16.4	5,354	5,353	0.0
Foz do Chopim Energética Ltda.			4,398	4,155	5.8	14,431	16,651	(13.3)
Carbocampel S.A.			-	(2)	-	(2)	(3)	(33.3)
TOTAL			55,804	63,134	(11.6)	281,202	307,809	(8.6)

								R$'000
Main Indicators -Associates Dec-24					Dona Francisca		Foz do Chopim
Total assets						171,926		44,234
Shareholder’s equity¹						150,801		42,346
Net operating revenue						66,349		53,431
Net Income						23,247		40,346
Participation in the enterprise - %						23.0		35.8
Investment book value						34,725		15,146
								R$'000
Main Indicators -Joint ventures Dec-24	Voltalia	Caiuá	Integração Maranhense	Matrinchã	Guaraciaba	Paranaíba	Mata de Santa Genebra	Cantareira
Total assets	237,464	347,626	598,513	3,017,103	1,622,959	2,097,314	3,747,356	1,831,108
Shareholder’s equity¹	237,191	283,055	437,699	2,100,405	1,056,969	1,280,022	1,387,326	993,714
Net operating revenue	-	37,505	61,094	333,128	167,286	238,796	391,009	178,483
Net Income	(2,669)	25,797	38,005	161,464	63,661	122,075	96,872	86,630
Participation in the enterprise - %	49.0	49.0	49.0	49.0	49.0	24.5	50.1	49.0
Investment book value	116,225	138,698	214,474	1,029,198	517,914	313,606	695,051	486,919
Note: Income from Transmitters according to adjustments for the application of CPC 47 / IFRS 15 in the Corporate Statements.

Exhibit I - CONSOLIDATED RESULTS > SHARE CAPITAL

Share Capital - As of December 31,2024 *
									Thousand shares
Shareholders	Common	%	Preferred "A"	%	Preferred "B"	%	Special *	TOTAL	%
State of Paraná	358,563	27.6%	-	-	116,081	6.9%	<1	474,644	15.9%
BNDESPAR	131,162	10.1%	-	-	524,646	31.2%	-	655,808	22.0%
Free Floating	804,887	61.9%	707	22.6%	1,034,583	61.5%	-	1,840,177	61.6%
B3	790,177	60.8%	707	22.6%	945,052	56.2%	-	1,735,937	58.1%
NYSE	14,501	1.1%	-	-	87,883	5.2%	-	102,384	3.4%
LATIBEX	208	0.0%	-	-	1,648	0.1%	-	1,856	0.1%
Other	3,113	0.2%	-	-	4,025	-	-	9,558	0.3%
Treasury shares	2,624	0.2%	2,421	77.4%	3,075	0.2%	-	5,698	0.2%
TOTAL	1,300,347	100%	3,128	100%	1,682,410	100%	<1	2,985,885	100%
* State of Paraná has a special class preferred share with veto power as established in the Statute.

Exhibit II- RESULT BY SUBSIDIARY > COPEL GET (CONSOLIDATED)
						R$'000
Income Statement	4Q24	4Q23	Δ%	2024	2023	Δ%
OPERATING REVENUES	1,210,182	1,215,688	(0.5)	4,521,519	5,117,723	(11.6)
Electricity sales to distributors	845,108	967,210	(12.6)	3,373,846	4,022,079	(16.1)
Use of the main transmission grid	282,505	222,696	26.9	990,677	966,844	2.5
Construction revenue	74,625	19,079	-	123,512	99,248	24.4
Other operating revenues	7,944	6,703	18.5	33,484	29,552	13.3
OPERATING COSTS AND EXPENSES	(840,151)	(493,088)	70.4	(2,533,315)	(2,771,944)	(8.6)
Electricity purchased for resale	(72,997)	(45,326)	61.0	(184,712)	(216,565)	(14.7)
Charges of main distribution and transmission grid	(134,691)	(147,082)	(8.4)	(572,982)	(589,428)	(2.8)
Personnel and management	(72,455)	(102,810)	(29.5)	(350,899)	(604,808)	(42.0)
Pension and healthcare plans	(17,668)	(20,605)	(14.3)	(78,271)	(81,704)	(4.2)
Materials and supplies	(6,078)	(11,454)	(46.9)	(20,635)	(26,246)	(21.4)
Materials and supplies for power eletricity	-	-	-	(936)	(17,654)	(94.7)
Third-party services	(83,963)	(68,661)	22.3	(285,977)	(269,711)	6.0
Depreciation and amortization	(207,574)	(209,179)	(0.8)	(833,140)	(820,188)	1.6
Provisions and reversals	(57,354)	214,454	-	(79,972)	159,214	-
Construction cost	(53,666)	(16,646)	-	(95,610)	(85,181)	12.2
Other cost and expenses	(133,705)	(85,779)	55.9	(30,181)	(219,673)	(86.3)
EQUITY IN EARNINGS OF SUBSIDIARIES	54,441	59,820	(9.0)	276,895	300,589	(7.9)
PROFIT BEFORE FINANCIAL RESULTS AND TAXES	424,472	782,420	(45.7)	2,265,099	2,646,368	(14.4)
FINANCIAL RESULTS	(159,262)	(163,680)	(2.7)	(606,512)	(747,409)	(18.9)
Financial income	110,842	78,511	41.2	386,612	334,020	15.7
Financial expenses	(270,104)	(242,191)	11.5	(993,124)	(1,081,429)	(8.2)
OPERATIONAL EXPENSES/ INCOME	265,210	618,740	(57.1)	1,658,587	1,898,959	(12.7)
INCOME TAX AND SOCIAL CONTRIBUTION ON PROFIT	(15,865)	(101,978)	(84.4)	(333,246)	(264,614)	25.9
Income tax and social contribution on profit	10,337	(58,592)	-	(164,455)	(247,136)	(33.5)
Deferred income tax and social contribution on profit	(26,202)	(43,386)	(39.6)	(168,791)	(17,478)	-
NET INCOME continuing operations	249,344	516,762	(51.7)	1,325,341	1,634,345	(18.9)
NET INCOME discontinued operations		282,281	-	(18,377)	66,176	-
NET INCOME	249,344	799,043	(68.8)	1,306,964	1,700,521	(23.1)
Attributed to shareholders of the parent company - continuing operations	249,345	523,341	(52.4)	1,333,697	1,651,036	(19.2)
Attributed to the controlling company's shareholders - discontinued operations	15,147	167,900	(91.0)	(11,586)	30,134	-
Attributed to non-controlling shareholders	(15,147)	107,802	-	(15,147)	19,351	-
EBITDA continuing operations	632,046	991,599	(36.3)	3,098,239	3,466,556	(10.6)

Exhibit II- RESULT BY SUBSIDIARY > COPEL DIS
						R$'000
Income Statement	4Q24	4Q23	Δ%	2024	2023	Δ%
OPERATING REVENUES	4,474,387	4,016,174	11.4	17,030,454	15,085,707	12.9
Electricity sales to final customers	1,718,368	1,613,874	6.5	6,554,157	5,663,429	15.7
Electricity sales to distributors	10,988	24,369	(54.9)	94,923	164,825	(42.4)
Use of the main distribution grid	1,745,700	1,550,506	12.6	6,520,003	5,468,715	19.2
Construction revenue	567,201	568,580	(0.2)	2,427,298	2,234,539	8.6
Fair value of assets from the indemnity for the concession	32,957	20,269	62.6	82,424	62,167	32.6
Sectorial assets and liabilities result	272,095	91,494	197.4	838,280	971,203	(13.7)
Other operating revenues	127,078	147,082	(13.6)	513,369	520,829	(1.4)
OPERATING COSTS AND EXPENSES	(3,884,468)	(3,552,826)	9.3	(15,048,163)	(13,983,117)	7.6
Electricity purchased for resale	(2,086,300)	(1,585,200)	31.6	(7,308,796)	(6,074,752)	20.3
Charges of main transmission grid	(615,211)	(743,458)	(17.3)	(2,729,154)	(2,715,273)	0.5
Personnel and management	(122,301)	(191,156)	(36.0)	(636,853)	(1,174,906)	(45.8)
Pension and healthcare plans	(39,761)	(42,400)	(6.2)	(168,977)	(167,533)	0.9
Materials and supplies	(17,466)	(25,544)	(31.6)	(63,492)	(74,501)	(14.8)
Third-party services	(200,020)	(176,368)	13.4	(719,122)	(643,999)	11.7
Depreciation and amortization	(158,288)	(135,744)	16.6	(592,226)	(521,301)	13.6
Provisions and reversals	(55,380)	(54,646)	1.3	(243,470)	(201,083)	21.1
Construction cost	(567,201)	(568,580)	(0.2)	(2,427,298)	(2,234,539)	8.6
Other cost and expenses	(22,540)	(29,730)	(24.2)	(158,775)	(175,230)	(9.4)
PROFIT BEFORE FINANCIAL RESULTS AND TAXES	589,919	463,348	27.3	1,982,291	1,102,590	79.8
FINANCIAL RESULTS	(144,303)	(144,134)	0.1	(525,920)	(475,102)	10.7
Financial income	148,220	115,304	28.5	516,031	479,944	7.5
Financial expenses	(292,523)	(259,438)	12.8	(1,041,951)	(955,046)	9.1
OPERATIONAL EXPENSES/ INCOME	445,616	319,214	39.6	1,456,371	627,488	132.1
INCOME TAX AND SOCIAL CONTRIBUTION ON PROFIT	(5,184)	(55,924)	(90.7)	(322,349)	(58,368)	452.3
Income tax and social contribution on profit	-	(12,255)	(100.0)	-	(87,394)	-
Deferred income tax and social contribution on profit	(5,184)	(43,669)	(88.1)	(322,349)	29,026	(1,210.6)
NET INCOME (LOSS)	440,432	263,290	67.3	1,134,022	569,120	99.3
EBITDA	748,207	599,092	24.9	2,574,517	1,623,891	58.5

Exhibit II- RESULT BY SUBSIDIARY > COPEL DIS
						R$'000
OPERATING REVENUE	4Q24	4Q23	Δ%	2024	2023	Δ%
Electricity sales to final customers	2,151,103	1,964,152	9.5	7,982,401	6,781,115	17.7
Residential	1,041,811	900,809	15.7	3,778,272	3,034,459	24.5
Industrial	178,120	189,156	(5.8)	705,332	722,341	(2.4)
Commercial, service and other activities	513,745	468,939	9.6	1,885,119	1,612,899	16.9
Rural	218,159	198,810	9.7	833,499	691,173	20.6
Public Sector	91,492	75,915	20.5	303,941	241,298	26.0
Street lightining	53,556	48,641	10.1	195,188	181,555	7.5
Public Service	54,220	81,882	(33.8)	281,050	297,390	(5.5)
Donations and subsidies	329,217	228,648	44.0	1,156,197	881,629	31.1
Electricity sales to distributors	11,614	25,624	(54.7)	99,686	172,283	(42.1)
Bilateral contracts	3,614	5,716	(36.8)	20,085	20,888	(3.8)
Electricity Trading Chamber - CCEE	8,000	19,908	(59.8)	79,601	151,395	(47.4)
Use of the main distribution grid	3,121,688	2,854,833	9.3	11,996,486	10,200,538	17.6
Residential	1,068,224	963,648	10.9	4,031,222	3,305,194	22.0
Industrial	331,856	305,732	8.5	1,296,880	1,069,331	21.3
Commercial, service and other activities	582,636	544,146	7.1	2,227,426	1,883,780	18.2
Rural	227,214	214,242	6.1	906,835	779,668	16.3
Public Sector	96,833	85,568	13.2	338,066	277,885	21.7
Street lightining	52,101	52,394	(0.6)	204,238	202,439	0.9
Public Service	48,103	66,944	(28.1)	242,492	246,560	(1.6)
Free Market	673,695	582,231	15.7	2,585,784	2,295,051	12.7
Dealers and generators	41,026	39,928	2.7	163,543	140,630	16.3
Construction Revenue	567,201	568,580	(0.2)	2,427,298	2,234,539	8.6
Fair value of assets from the indemnity for the concession	32,957	20,268	62.6	82,424	62,166	32.6
Sectorial assets and liabilities result	299,830	100,820	197.4	923,725	1,070,196	(13.7)
Other operating income	140,031	162,714	(13.9)	565,696	575,524	(1.7)
Leases and rentals	129,714	118,345	9.6	533,760	456,918	16.8
Income from the provision of services	1,721	2,500	-	5,417	7,119	(23.9)
Other income	8,596	41,869	-	26,519	111,487	(76.2)
RECEITA OPERACIONAL BRUTA	6,653,641	5,925,639	12.3	25,233,913	21,977,990	14.8
(-) Tributos e deduções	(2,179,254)	(1,909,465)	14.1	(8,203,459)	(6,892,283)	19.0
(-) PIS/PASEP e COFINS	(478,430)	(423,381)	13.0	(1,793,824)	(1,584,509)	13.2
(-) ICMS	(886,945)	(766,153)	15.8	(3,323,382)	(2,510,296)	32.4
(-) Encargos Setoriais	(813,879)	(719,931)	13.0	(3,086,253)	(2,797,465)	10.3
(-) ISS	-	-	-	-	(13)	-
NET OPERATING REVENUES	4,474,387	4,016,174	11.4	17,030,454	15,085,707	12.9

Exhibit II- RESULT BY SUBSIDIARY > COPEL COM (MERCADO LIVRE)
						R$'000
Income Statement	4Q24	4Q23	Δ%	2024	2023	Δ%
OPERATING REVENUES	978,083	1,279,343	(23.5)	3,568,463	4,056,904	(12.0)
Electricity sales to final customers	481,613	555,071	(13.2)	1,902,157	2,284,271	(16.7)
Electricity sales to distributors	495,853	688,188	(27.9)	1,663,023	1,761,200	(5.6)
Other operating revenues	617	36,084	(98.3)	3,283	11,433	(71.3)
OPERATING COSTS AND EXPENSES	(1,004,464)	(1,217,362)	(17.5)	(3,553,557)	(3,948,286)	(10.0)
Electricity purchased for resale	(1,001,634)	(1,211,291)	(17.3)	(3,524,688)	(3,908,484)	(9.8)
Personnel and management	(3,310)	(3,472)	(4.7)	(14,462)	(21,133)	(31.6)
Pension and healthcare plans	(416)	(458)	(9.2)	(1,737)	(1,877)	(7.5)
Materials and supplies	(66)	(16)	312.5	(114)	(77)	48.1
Third-party services	(350)	(479)	(26.9)	(4,603)	(3,389)	35.8
Depreciation and amortization	(433)	(98)	341.8	(1,746)	(2,003)	(12.8)
Provisions and reversals	3,656	(220)	(1,761.8)	(780)	(3,927)	(80.1)
Other cost and expenses	(1,911)	(1,328)	43.9	(5,427)	(7,396)	(26.6)
PROFIT BEFORE FINANCIAL RESULTS AND TAXES	(26,381)	61,981	(142.6)	14,906	108,618	(86.3)
FINANCIAL RESULTS	10,564	9,120	15.8	40,488	37,860	6.9
Financial income	10,647	9,175	16.0	40,813	38,577	5.8
Financial expenses	(83)	(55)	50.9	(325)	(717)	(54.7)
OPERATIONAL EXPENSES/ INCOME	(15,817)	71,101	(122.2)	55,394	146,478	(62.2)
INCOME TAX AND SOCIAL CONTRIBUTION ON PROFIT	12,670	(21,229)	(159.7)	(11,310)	(40,928)	(72.4)
Income tax and social contribution on profit	13,580	(6,214)	(318.5)	(19,143)	(30,418)	(37.1)
Deferred income tax and social contribution on profit	(910)	(15,015)	(93.9)	7,833	(10,510)	(174.5)
NET INCOME (LOSS)	(3,147)	49,872	(106.3)	44,084	105,550	(58.2)
EBITDA	(25,948)	62,079	(141.8)	16,652	110,621	(84.9)

Exhibit II- RESULT BY SUBSIDIARY > INCOME STATEMENT FOR THE QUARTER BY COMPANY
R$'000
Income Statement 4Q24	GET		Distribuição	Compagas	Elejor	UEG Araucária	Serviços	Wind Farms	FDA	Bela Vista	C. Oeste, Marumbi, Uirapuru	Mercado Livre	Holding	Elimination	Consolidated
	Geração	Transmissão
NET OPERATING INCOME	551,788	334,044	4,474,387	-	24,206	-	3,240	151,844	143,158	9,240	31,682	978,083	-	(682,509)	6,019,164
Electricity sales to final customers	-	-	1,718,368	-	-	-	-	-	-	-	-	481,613	-	(259)	2,199,722
Electricity sales to distributors	542,528	-	10,988	-	24,110	-	-	150,184	143,156	9,240	-	495,853	-	(556,925)	819,135
Use of the main distribution and transmission grid (TUSD/ TUST)	-	259,658	1,745,700	-	-	-	-	-	-	-	24,948	-	-	(115,574)	1,914,732
Construction revenue	-	67,896	567,201	-	-	-	-	-	-	-	6,727	-	-	(1)	641,824
Fair value of assets from the indemnity for the concession	-	-	32,957	-	-	-	-	-	-	-	-	-	-	-	32,957
Distribution of piped gas	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Sectoral assets and liabilities result	-	-	272,095	-	-	-	-	-	-	-	-	-	-	-	272,095
Other operating revenues	9,260	6,490	127,078	-	96	-	3,240	1,660	1	-	7	617	-	(9,750)	138,699
OPERATING COSTS AND EXPENSES	(467,793)	(114,888)	(3,884,468)	-	(30,922)	-	(2,789)	(149,997)	(93,763)	(7,187)	(11,112)	(1,004,464)	(86,792)	701,773	(5,152,337)
Energy purchased for resale	(61,948)	-	(2,086,300)	-	(7,770)	-	-	(8,178)	(507)	(2,363)	-	(1,001,634)	-	558,189	(2,610,512)
Charges of the main distribution and transmission grid	(80,197)	-	(615,211)	-	(6,107)	-	-	(17,265)	(39,193)	(346)	-	-	-	115,253	(643,068)
Personnel and management	(40,098)	(28,359)	(122,301)	-	(1,225)	-	(136)	(3,276)	(455)	(124)	(142)	(3,310)	(24,746)	-	(224,172)
Private pension and health plans	(9,824)	(7,274)	(39,761)	-	(49)	-	(24)	(465)	(65)	(17)	(21)	(416)	(2,447)	-	(60,364)
Materials and supplies	(3,414)	(1,820)	(17,466)	-	(442)	-	-	(363)	(371)	(117)	-	(66)	(596)	16	(24,646)
Materials and supplies for power eletricity	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Natural gas and supplies for gas business	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Third-party services	(27,175)	(15,848)	(200,020)	-	(4,247)	-	(1,418)	(37,503)	(8,447)	(1,183)	(3,062)	(350)	(12,460)	10,300	(301,629)
Depreciation and amortization	(99,815)	(4,575)	(158,288)	-	(8,101)	-	(1,059)	(69,506)	(23,461)	(2,853)	(11)	(433)	(825)	(7,350)	(376,281)
Provisions and reversals	(43,688)	(11,886)	(55,380)	-	-	-	(147)	(508)	-	-	(1,461)	3,656	(34,239)	26,425	(117,147)
Construction cost	-	(47,488)	(567,201)	-	-	-	-	-	-	-	(6,177)	-	-	-	(620,867)
Other operating costs and expenses	(101,634)	2,362	(22,540)	-	(2,980)	-	(5)	(12,933)	(21,265)	(184)	(238)	(1,911)	(11,478)	(1,060)	(173,651)
EQUITY IN EARNINGS OF SUBSIDIARIES	(480)	70,579	-	-	-	-	-	(13,050)	-	-	-	-	686,337	(687,581)	55,804
EARNINGS BEFORE INCOME TAXES	83,515	289,735	589,919	-	(6,715)	-	451	(11,219)	49,393	2,053	20,569	(26,381)	599,546	(668,317)	922,631
FINANCIAL RESULTS	(85,010)	(56,158)	(144,303)	-	(50,590)	-	(1,134)	(25,651)	4,727	1,317	1,509	10,564	(32,048)	(5)	(376,777)
Financial income	42,936	26,865	148,220	-	2,829	-	1,222	31,236	6,467	1,317	2,019	10,647	53,954	(164)	327,550
Financial expenses	(127,946)	(83,023)	(292,523)	-	(53,419)	-	(2,356)	(56,887)	(1,740)	-	(509)	(83)	(86,002)	159	(704,327)
OPERATIONAL EXPENSES / INCOME	(1,495)	233,577	445,616	-	(57,305)	-	(683)	(36,866)	54,120	3,370	22,079	(15,817)	567,498	(668,322)	545,854
INCOME TAX AND SOCIAL CONTRIBUTION ON PROFIT	26,708	(9,524)	(5,184)	-	19,497	-	(818)	(16,822)	(16,220)	(738)	(1,663)	12,670	19,008	2,399	29,310
NET INCOME continuing operations	25,213	224,133	440,432	-	(37,808)	-	(1,501)	(53,691)	37,899	2,632	20,417	(3,147)	586,506	(665,923)	575,164
NET INCOME discontinued operations	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
NET INCOME	25,213	224,133	440,432	-	(37,808)	-	(1,501)	(53,691)	37,899	2,632	20,417	(3,147)	586,506	(665,923)	575,164
Attributed to shareholders of the parent company - continuing operations	25,213	224,133	440,432	-	(26,844)	-	(1,501)	(53,691)	37,899	2,632	20,417	(3,147)	586,506	(79,037)	586,506
Attributed to the controlling company's shareholders - discontinued operations	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Attributed to non-controlling shareholders - continuing operations	-	-	-	-	(10,964)	-	-	-	-	-	-	-	-	(378)	(11,342)
Attributed to non-controlling shareholders - discontinued operations	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
EBITDA continuing operations	183,330	294,310	748,207	-	1,386	-	1,510	58,291	72,854	4,906	20,580	(25,948)	600,371	(660,967)	1,298,912

R$'000
Income Statement 4Q23	GET		Distribuição	Compagas	Elejor	UEG Araucária	Serviços	Wind Farms	FDA	Bela Vista	C. Oeste, Marumbi, Uirapuru	Mercado Livre	Holding	Elimination	Consolidated
	Geração	Transmissão
NET OPERATING INCOME	630,506	230,996	4,016,174	212,824	34,465	-	-	172,135	172,465	6,804	19,547	1,037,173	-	(965,391)	5,567,698
Electricity sales to final customers	6	(6)	1,613,874	-	-	-	-	-	-	-	-	579,008	-	(391)	2,192,491
Electricity sales to distributors	615,810	-	24,369	-	34,377	-	-	172,135	172,459	6,804	-	454,267	-	(616,143)	864,078
Use of the main distribution and transmission grid (TUSD/ TUST)	-	205,764	1,550,506	-	-	-	-	-	-	-	19,503	-	-	(121,571)	1,654,202
Construction revenue	-	19,043	568,580	6,822	-	-	-	-	-	-	37	-	-	(6,822)	587,660
Fair value of assets from the indemnity for the concession	-	-	20,269	-	-	-	-	-	-	-	-	-	-	-	20,269
Distribution of piped gas	-	-	-	206,002	-	-	-	-	-	-	-	-	-	(206,002)	-
Sectoral assets and liabilities result	-	-	91,494	-	-	-	-	-	-	-	-	-	-	-	91,494
Other operating revenues	14,690	6,195	147,082	-	88	-	-	-	6	-	7	3,898	-	(14,462)	157,504
OPERATING COSTS AND EXPENSES	(178,298)	(71,020)	(3,552,826)	(184,753)	(23,776)	221,574	(1,779)	(141,265)	(96,852)	(9,211)	(2,595)	(1,016,477)	(105,281)	717,468	(4,445,091)
Energy purchased for resale	(26,952)	(14,741)	(1,585,200)	-	(25)	(3,282)	-	(3,633)	-	-	-	(1,007,473)	-	619,242	(2,022,064)
Charges of the main distribution and transmission grid	(92,034)	-	(743,458)	-	(6,236)	(8,962)	-	(16,861)	(40,211)	(347)	-	-	-	129,887	(778,222)
Personnel and management	(54,172)	(41,749)	(191,156)	(10,421)	(1,176)	(1,770)	(47)	(5,555)	(773)	(305)	(256)	(3,670)	(17,783)	12,191	(316,642)
Private pension and health plans	(11,458)	(8,347)	(42,400)	(1,716)	(56)	(214)	(8)	(652)	(92)	(25)	(31)	(453)	(2,428)	1,930	(65,950)
Materials	(2,518)	(1,331)	(25,544)	(503)	(58)	(8)	(212)	(3,614)	(572)	(3,324)	(93)	(17)	(636)	514	(37,916)
Raw material and supplies - energy production	-	-	-	-	-	(428)	-	-	-	-	-	-	-	428	-
Natural gas and supplies for gas business	-	-	-	(145,206)	-	-	-	-	-	-	-	-	-	145,206	-
Third-party services	(27,216)	(13,199)	(176,368)	(3,764)	(3,913)	(5,010)	(1,212)	(30,613)	(4,718)	(2,253)	(1,760)	(502)	(18,326)	20,894	(267,960)
Depreciation and amortization	(94,000)	(4,182)	(135,744)	(10,781)	(8,467)	(5,156)	(211)	(68,883)	(32,037)	(2,718)	(10)	(440)	(767)	8,588	(354,808)
Provisions and reversals	185,768	24,771	(54,646)	(1,150)	-	248,283	-	3,933	(48)	(1)	(82)	(672)	(58,999)	(234,620)	112,537
Construction cost	-	(16,609)	(568,580)	(6,822)	-	-	-	-	-	-	(37)	-	-	6,822	(585,226)
Hydrological Risk Renegotiation (GSF) - HPP Mauá	(26,405)	-	-	-	-	-	-	-	-	-	-	-	-	-	(26,405)
Other operating costs and expenses	(29,311)	4,367	(29,730)	(4,390)	(3,845)	(1,879)	(89)	(15,387)	(18,401)	(238)	(326)	(3,250)	(6,342)	6,386	(102,435)
EQUITY IN EARNINGS OF SUBSIDIARIES	45,912	72,987	-	-	-	-	-	15,070	-	-	-	-	812,988	(883,823)	63,134
EARNINGS BEFORE INCOME TAXES	498,120	232,963	463,348	28,071	10,689	221,574	(1,779)	45,940	75,613	(2,407)	16,952	20,696	707,707	(1,131,746)	1,185,740
FINANCIAL RESULTS	(94,652)	(53,124)	(144,134)	(2,586)	(33,348)	(1,442)	(23)	(24,249)	8,865	869	1,642	10,126	31,683	(5,328)	(305,701)
Financial income	25,590	12,903	115,304	11,687	4,647	602	138	30,901	9,039	876	2,233	10,579	69,812	(21,645)	272,666
Financial expenses	(120,242)	(66,027)	(259,438)	(14,273)	(37,995)	(2,044)	(161)	(55,150)	(174)	(7)	(591)	(453)	(38,129)	16,317	(578,367)
OPERATIONAL EXPENSES / INCOME	403,468	179,839	319,214	25,485	(22,659)	220,132	(1,802)	21,691	84,478	(1,538)	18,594	30,822	739,390	(1,137,074)	880,039
INCOME TAX AND SOCIAL CONTRIBUTION ON PROFIT	(45,171)	(14,794)	(55,924)	2,489	5,186	50,409	-	(16,367)	(26,152)	(510)	(1,388)	(6,148)	(102,129)	(50,499)	(260,998)
NET INCOME continuing operations	358,297	165,045	263,290	27,974	(17,473)	270,541	(1,802)	5,324	58,326	(2,048)	17,206	24,674	637,261	(1,187,573)	619,041
NET INCOME discontinued operations	167,900	-	-	-	-	-	-	-	-	-	-	-	241,762	(85,895)	323,767
NET INCOME	526,197	165,045	263,290	27,974	(17,473)	270,541	(1,802)	5,324	58,326	(2,048)	17,206	24,674	879,023	(1,273,468)	942,808
Attributed to shareholders of the parent company - continuing operations	358,298	165,045	263,290	-	(12,231)	-	(1,802)	5,324	58,326	(2,048)	17,206	24,674	805,160	(1,043,981)	637,260
Attributed to the controlling company's shareholders - discontinued operations	167,899	-	-	14,267	-	219,679	-	-	-	-	-	-	73,863	(233,942)	241,762
Attributed to non-controlling shareholders - continuing operations	-	-	-	-	(5,241)	-	-	-	-	-	-	-	-	-	(5,241)
Attributed to non-controlling shareholders - discontinued operations	-	-	-	13,707	-	50,862	-	-	-	-	-	-	-	4,455	69,027
EBITDA continuing operations	592,120	237,145	599,092	38,852	19,156	226,730	(1,568)	114,823	107,650	311	16,962	21,136	708,474	(1,140,334)	1,540,548

Exhibit II- RESULT BY SUBSIDIARY > INCOME STATEMENT BY COMPANY ACCUMULATED
R$'000
Income Statement 2024	GET		Distribuição	Compagas	Elejor	UEG Araucária	Serviços	Wind Farms	FDA	Bela Vista	C. Oeste, Marumbi, Uirapuru	Mercado Livre	Holding	Elimination	Consolidated
	Geração	Transmissão
NET OPERATING INCOME	2,140,091	1,058,810	17,030,454	562,129	91,418	-	6,333	694,437	560,074	35,834	91,424	3,568,463	-	(3,188,432)	22,651,036
Electricity sales to final customers	-	-	6,554,157	-	-	-	-	-	-	-	-	1,902,157	-	(1,324)	8,454,990
Electricity sales to distributors	2,089,599	-	94,923	-	90,944	-	-	688,627	560,064	35,834	-	1,663,023	-	(2,102,387)	3,120,628
Use of the main distribution and transmission grid (TUSD/ TUST)	-	916,243	6,520,003	-	-	-	-	-	-	-	83,776	-	-	(471,986)	7,048,036
Construction revenue	-	115,891	2,427,298	13,618	-	-	-	-	-	-	7,620	-	-	(13,619)	2,550,809
Fair value of assets from the indemnity for the concession	-	-	82,424	-	-	-	-	-	-	-	-	-	-	-	82,424
Distribution of piped gas	-	-	-	548,511	-	-	-	-	-	-	-	-	-	(548,511)	-
Sectoral assets and liabilities result	-	-	838,280	-	-	-	-	-	-	-	-	-	-	-	838,280
Other operating revenues	50,492	26,676	513,369	-	474	-	6,333	5,810	9	-	28	3,283	-	(50,605)	555,869
OPERATING COSTS AND EXPENSES	(1,274,046)	(288,076)	(15,048,162)	(503,515)	(102,299)	(44,679)	(7,129)	(605,320)	(354,251)	(22,151)	(18,454)	(3,553,557)	(253,352)	3,206,939	(18,867,990)
Energy purchased for resale	(115,304)	-	(7,308,796)	-	(10,698)	-	-	(55,266)	(10,066)	(4,354)	-	(3,524,688)	-	2,104,278	(8,924,895)
Charges of the main distribution and transmission grid	(355,610)	-	(2,729,154)	-	(24,833)	(18,392)	-	(66,944)	(158,426)	(1,379)	-	-	-	489,250	(2,865,490)
Personnel and management	(192,129)	(140,359)	(636,853)	(33,621)	(5,480)	(3,124)	(264)	(15,041)	(2,116)	(571)	(682)	(14,462)	(73,838)	36,744	(1,081,797)
Private pension and health plans	(43,577)	(31,938)	(168,977)	(4,083)	(173)	(364)	(45)	(2,248)	(318)	(85)	(104)	(1,737)	(10,149)	4,447	(259,352)
Materials and supplies	(10,208)	(5,638)	(63,492)	(416)	(681)	(18)	(16)	(2,959)	(1,553)	(204)	(72)	(114)	(1,946)	442	(86,882)
Materials and supplies for power eletricity	(936)	-	-	-	-	(944)	-	-	-	-	-	-	-	944	(936)
Natural gas and supplies for gas business	-	-	-	(397,554)	-	-	-	-	-	-	-	-	-	397,554	-
Third-party services	(94,349)	(53,830)	(719,122)	(10,650)	(16,845)	(9,842)	(3,951)	(134,210)	(35,633)	(3,446)	(7,650)	(4,603)	(47,658)	67,697	(1,074,308)
Depreciation and amortization	(379,870)	(17,025)	(592,226)	(27,146)	(32,333)	(10,316)	(2,788)	(276,172)	(119,234)	(11,393)	(44)	(1,746)	(3,245)	8,064	(1,465,478)
Provisions and reversals	(60,626)	(22,088)	(243,470)	(7,541)	-	(176)	(147)	(953)	(7)	(38)	(1,754)	(780)	(83,596)	75,994	(345,102)
Construction cost	-	(88,565)	(2,427,298)	(13,618)	-	-	-	-	-	-	(7,044)	-	-	13,618	(2,522,908)
Other operating costs and expenses	(21,437)	71,367	(158,775)	(8,887)	(11,256)	(1,503)	82	(51,527)	(26,899)	(681)	(1,104)	(5,427)	(32,919)	7,907	(240,842)
EQUITY IN EARNINGS OF SUBSIDIARIES	82,766	340,016	-	-	-	-	-	(23,053)	-	-	-	-	2,512,087	(2,630,613)	281,202
EARNINGS BEFORE INCOME TAXES	948,811	1,110,750	1,982,291	58,613	(10,881)	(44,679)	(796)	66,048	205,821	13,683	72,969	14,906	2,258,736	(2,612,106)	4,064,248
FINANCIAL RESULTS	(316,747)	(217,679)	(525,920)	(10,608)	(124,476)	(4,372)	(1,621)	(108,525)	26,763	4,473	6,570	40,488	63,828	10,806	(1,157,014)
Financial income	131,051	81,741	516,031	29,114	32,223	1,068	3,285	133,184	28,941	4,428	8,636	40,813	211,411	(37,149)	1,184,779
Financial expenses	(447,798)	(299,420)	(1,041,951)	(39,721)	(156,699)	(5,440)	(4,906)	(241,709)	(2,178)	45	(2,065)	(325)	(147,583)	47,955	(2,341,793)
OPERATIONAL EXPENSES / INCOME	632,064	893,071	1,456,371	48,006	(135,357)	(49,051)	(2,417)	(42,473)	232,584	18,156	79,540	55,394	2,322,564	(2,601,300)	2,907,234
INCOME TAX AND SOCIAL CONTRIBUTION ON PROFIT	(95,426)	(96,092)	(322,349)	(17,301)	46,029	-	(1,935)	(64,387)	(76,873)	(2,628)	(5,742)	(11,310)	23,377	25,205	(599,435)
NET INCOME continuing operations	536,638	797,059	1,134,022	30,705	(89,328)	(49,051)	(4,352)	(106,863)	155,710	15,528	73,799	44,084	2,345,941	(2,576,095)	2,307,799
NET INCOME discontinued operations	(11,586)	-	-	-	-	-	-	-	-	-	-	-	463,690	39,467	491,571
NET INCOME	525,052	797,059	1,134,022	30,705	(89,328)	(49,051)	(4,352)	(106,863)	155,710	15,528	73,799	44,084	2,809,631	(2,536,628)	2,799,370
Attributed to shareholders of the parent company - continuing operations	536,638	797,059	1,134,022	-	(62,528)	-	(4,352)	(106,863)	155,710	15,528	73,799	44,084	2,334,356	(2,571,512)	2,345,941
Attributed to the controlling company's shareholders - discontinued operations	(11,586)		-	15,660	-	(39,829)	-	-	-	-	-	-	475,275	24,171	463,690
Attributed to non-controlling shareholders - continuing operations	-	-	-	-	(26,800)	-	-	-	-	-	-	-	-	-	(26,800)
Attributed to non-controlling shareholders - discontinued operations	-	-	-	15,045	-	(9,222)	-	-	-	-	-	-	-	10,715	16,539
EBITDA continuing operations	1,328,681	1,127,775	2,574,517	85,759	21,452	(34,363)	1,992	342,224	325,055	25,076	73,013	16,652	2,261,981	(2,620,170)	5,529,726

R$'000
Income Statement 2023	GET		Distribuição	Compagas	Elejor	UEG Araucária	Serviços	Wind Farms	FDA	Bela Vista	C. Oeste, Marumbi, Uirapuru	Mercado Livre	Holding	Elimination	Consolidated
	Geração	Transmissão
NET OPERATING INCOME	2,523,737	1,034,167	15,085,707	978,581	140,757	-	-	782,111	755,449	29,754	67,695	4,056,904	-	(3,975,394)	21,479,468
Electricity sales to final customers	6	(6)	5,663,429	-	-	-	-	-	-	-	-	2,284,271	-	(1,532)	7,946,168
Electricity sales to distributors	2,463,377	-	164,825	-	139,968	-	-	781,534	755,433	29,754	-	1,761,200	-	(2,493,303)	3,602,788
Use of the main distribution and transmission grid (TUSD/ TUST)	-	908,902	5,468,715	-	-	-	-	-	-	-	67,969	-	-	(443,394)	6,002,192
Construction revenue	-	99,549	2,234,539	17,010	-	-	-	-	-	-	(301)	-	-	(17,010)	2,333,787
Fair value of assets from the indemnity for the concession	-	-	62,167	-	-	-	-	-	-	-	-	-	-	-	62,167
Distribution of piped gas	-	-	-	961,567	-	-	-	-	-	-	-	-	-	(961,567)	-
Sectoral assets and liabilities result	-	-	971,203	-	-	-	-	-	-	-	-	-	-	-	971,203
Other operating revenues	60,354	25,722	520,829	4	789	-	-	577	16	-	27	11,433	-	(58,588)	561,163
OPERATING COSTS AND EXPENSES	(1,336,235)	(477,353)	(13,983,117)	(814,455)	(92,793)	4,674	(2,606)	(532,931)	(432,953)	(23,618)	(9,417)	(3,948,286)	(216,087)	3,772,614	(18,092,563)
Energy purchased for resale	(123,926)	(14,741)	(6,074,752)	-	(1,073)	(3,282)	-	(23,261)	(61,983)	(673)	-	(3,908,484)	-	2,495,985	(7,716,190)
Charges of the main distribution and transmission grid	(373,875)	-	(2,715,273)	-	(24,149)	(35,362)	-	(64,281)	(159,227)	(1,335)	-	-	-	476,792	(2,896,710)
Personnel and management	(334,294)	(246,379)	(1,174,906)	(43,201)	(4,991)	(6,381)	(62)	(18,779)	(3,036)	(1,306)	(1,014)	(21,133)	(72,432)	49,582	(1,878,332)
Private pension and health plans	(46,035)	(32,882)	(167,533)	(6,222)	(196)	(733)	(10)	(2,214)	(356)	(96)	(121)	(1,877)	(8,839)	6,955	(260,159)
Materials	(10,932)	(5,374)	(74,501)	(1,574)	(248)	(40)	(212)	(4,725)	(1,644)	(3,363)	(209)	(77)	(1,384)	1,616	(102,667)
Raw material and supplies - energy production	(17,654)	-	-	-	-	(1,459)	-	-	-	-	-	-	-	1,459	(17,654)
Natural gas and supplies for gas business	-	-	-	(678,885)	-	-	-	-	-	-	-	-	-	678,885	-
Third-party services	(104,178)	(49,586)	(643,999)	(13,861)	(16,355)	(21,096)	(1,594)	(117,604)	(32,052)	(4,589)	(6,671)	(3,389)	(65,775)	84,437	(996,312)
Depreciation and amortization	(378,112)	(16,167)	(521,301)	(41,148)	(33,863)	(21,588)	(1,668)	(259,228)	(127,732)	(11,201)	(40)	(2,003)	(3,017)	35,028	(1,382,040)
Provisions and reversals	168,260	(20,712)	(201,083)	(548)	-	97,811	-	6,116	(50)	(1)	(425)	(3,927)	(47,348)	(90,328)	(92,235)
Construction cost	-	(85,482)	(2,234,539)	(17,010)	-	-	-	-	-	-	301	-	-	17,010	(2,319,720)
Other operating costs and expenses	(115,489)	(6,030)	(175,230)	(12,006)	(11,918)	(3,196)	940	(48,955)	(46,873)	(1,054)	(1,238)	(7,396)	(17,292)	15,193	(430,544)
EQUITY IN EARNINGS OF SUBSIDIARIES	305,369	347,703	-	-	-	-	-	86,058	-	-	-	-	2,332,609	(2,763,930)	307,809
EARNINGS BEFORE INCOME TAXES	1,492,871	904,517	1,102,590	164,126	47,964	4,674	(2,606)	335,238	322,496	6,136	58,278	108,618	2,116,522	(2,966,710)	3,694,714
FINANCIAL RESULTS	(381,271)	(284,257)	(475,102)	(11,757)	(43,569)	2,856	(656)	(115,435)	26,634	3,296	6,655	37,860	30,212	(456)	(1,204,990)
Financial income	106,496	57,636	479,944	36,559	90,509	9,803	497	133,035	27,294	3,304	9,286	38,577	145,881	(69,705)	1,069,116
Financial expenses	(487,767)	(341,893)	(955,046)	(48,316)	(134,078)	(6,947)	(1,153)	(248,470)	(660)	(8)	(2,631)	(717)	(115,669)	69,249	(2,274,106)
OPERATIONAL EXPENSES / INCOME	1,111,600	620,260	627,488	152,369	4,395	7,530	(3,262)	219,803	349,130	9,432	64,933	146,478	2,146,734	(2,967,166)	2,489,724
INCOME TAX AND SOCIAL CONTRIBUTION ON PROFIT	(60,404)	(20,420)	(58,368)	(40,750)	(1,487)	36,795	-	(67,057)	(115,615)	(2,900)	(5,347)	(40,928)	11,343	11,081	(354,057)
NET INCOME continuing operations	1,051,196	599,840	569,120	111,619	2,908	44,325	(3,262)	152,746	233,515	6,532	59,586	105,550	2,158,077	(2,956,085)	2,135,667
NET INCOME discontinued operations	30,134	-	-	-	-	-	-	-	-	-	-	-	100,733	60,634	191,501
NET INCOME	1,081,330	599,840	569,120	111,619	2,908	44,325	(3,262)	152,746	233,515	6,532	59,586	105,550	2,258,810	(2,895,451)	2,327,168
Attributed to shareholders of the parent company - continuing operations	1,051,196	599,840	569,120	-	2,036	-	(3,262)	152,746	233,515	6,532	59,586	105,550	2,188,210	(2,806,993)	2,158,077
Attributed to the controlling company's shareholders - discontinued operations	30,134	-	-	56,926	-	35,992	-	-	-	-	-	-	70,600	(92,913)	100,733
Attributed to non-controlling shareholders - continuing operations	-	-	-	-	873	-	-	-	-	-	-	-	-	-	873
Attributed to non-controlling shareholders - discontinued operations	-	-	-	54,693	-	8,333	-	-	-	-	-	-	-	4,455	67,485
EBITDA continuing operations	1,870,983	920,684	1,623,891	205,274	81,827	26,262	(938)	594,466	450,228	17,337	58,318	110,621	2,119,539	(3,001,738)	5,076,754

Exhibit II- RESULT BY SUBSIDIARY > ASSETS BY COMPANY
														R$'000
Assets - December -2024	Geração e Transmissão	Distribuição	Compagas	Elejor	UEG Araucária	Serviços	Wind Farms	FDA	Bela Vista	Costa Oeste, Marumbi, Uirapuru	Mercado Livre	Holding	Eliminations	Consolidated
CURRENT	3,478,566	6,769,769	-	124,996	-	48,889	1,119,406	146,365	60,415	106,590	916,049	3,264,843	(2,994,084)	13,041,808
Cash and cash equivalents	511,790	1,734,522	-	97,082	-	42,389	976,988	61,545	55,027	77,510	324,750	280,340	(13)	4,161,939
Bonds and securities	-	-	-	-	-	528	0	-	-	-	-	95	-	624
Collaterals and escrow accounts	-	9	-	-	-	-	-	-	-	-	-	-	-	9
Customers	379,135	3,267,284	-	10,752	-	3,795	94,192	76,636	4,118	8,750	348,795	-	(230,755)	3,962,702
Dividends receivable	153,322	-	-	-	-	-	8,393	-	-	-	0	2,644,431	(2,723,868)	82,278
Sectorial financial assets	10,609	-	-	-	-	-	-	-	-	-	-	-	-	10,609
Account receivable related to concession	265,846	-	-	-	-	-	-	-	-	18,050	-	-	-	283,896
Contract Assets	-	-	-	-	-	-	-	-	-	-	217,350	-	-	217,350
Other current receivables	90,679	541,676	-	3,210	-	74	4,084	6,595	-	549	8,561	301,929	(7,680)	949,674
Inventories	39,204	95,620	-	1,299	-	-	-	-	-	201	-	-	-	136,324
Income tax and social contribution	108,582	101,406	-	10,831	-	2,035	25,086	134	907	1,409	13,387	32,349	-	296,128
Other current recoverable taxes	10,626	979,880	-	-	-	-	80	1,035	8	-	2,990	-	-	994,618
Prepaid expenses	9,288	42,066	-	1,822	-	68	7,913	420	355	122	216	944	-	63,211
Related parties	17,664	7,306	-	-	-	-	2,670	-	-	-	-	4,754	(31,773)	621
Assets held for sale	1,881,821	-	-	-	-	-	-	-	-	-	-	-	5	1,881,826
NON-CURRENT	22,800,216	16,797,534	-	623,724	-	100,266	7,961,804	2,279,634	184,758	508,080	531,035	23,164,333	(30,609,036)	44,342,348
Long Term Assets	6,186,586	6,847,655	-	132,366	-	15,084	747,629	54,415	-	507,812	520,497	708,857	(405,709)	15,315,121
Bonds and securities	149,368	3,159	-	-	-	-	353,799	17,941	-	4,815	-	-	-	529,085
Other temporary investments	-	-	-	-	-	14,709	-	-	-	-	-	15,894	-	30,603
Customers	-	116,180	-	-	-	-	-	-	-	-	-	-	-	116,180
Judicial deposits	49,775	190,181	-	-	-	72	484	-	-	242	16,933	136,677	-	394,364
Sectoral financial assets	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Account receivable related to concession	886,620	2,610,731	-	-	-	-	-	-	-	-	-	-	-	3,497,351
Contract Assets	4,729,547	1,701,448	-	-	-	-	-	-	-	502,754	-	-	(6,739)	6,927,010
Other non-current receivables	-	-	-	-	-	-	-	-	-	-	479,938	-	-	479,938
Income tax and social contribution	276,590	65,322	-	6,954	-	-	-	34,860	-	-	-	298,120	-	681,846
Deferred income tax and social contribution	1,819	59,940	-	-	-	-	-	-	-	-	22,780	79,504	-	164,043
Other non-current recoverable taxes	-	918,078	-	119,561	-	-	-	-	-	-	-	136,536	-	1,174,175
Prepaid expenses	92,867	1,182,616	-	-	-	303	224	1,614	-	-	776	42,126	-	1,320,526
Related parties	-	-	-	5,851	-	-	393,122	-	-	-	-	-	(398,970)	-
Investments	10,104,390	442	-	-	-	-	2,698,723	-	-	-	-	22,431,868	(31,657,485)	3,577,937
Property, plant and equipment, net	3,160,968	-	-	317,388	-	80,590	4,462,642	306,000	180,931	229	702	7,248	-	8,516,697
Intangible assets	3,260,920	9,788,358	-	173,337	-	901	8,809	1,918,982	3,827	39	5,731	8,546	1,454,158	16,623,610
Right to use an asset	87,352	161,079	-	633	-	3,691	44,001	237	-	-	4,174	7,815	-	308,983
TOTAL	26,278,782	23,567,303	-	748,720	-	149,155	9,081,210	2,425,999	245,173	614,670	1,447,083	26,429,176	(33,603,120)	57,384,156

Assets - December 2023	Geração e Transmissão	Distribuição	Compagas	Elejor	UEG Araucária	Serviços	Wind Farms	FDA	Bela Vista	Costa Oeste, Marumbi, Uirapuru	Mercado Livre	Holding	Eliminations	Consolidated
CURRENT	2,483,103	5,153,666	240,017	209,323	36,580	13,598	1,008,543	442,162	38,993	110,409	1,074,359	4,820,021	(1,915,044)	13,715,730
Cash and cash equivalents	1,008,767	626,708	101,437	166,544	22,354	3,290	831,553	353,241	34,999	83,343	294,762	2,231,413	(123,788)	5,634,623
Bonds and securities	-	-	-	-	-	4,670	-	-	-	-	-	93	-	4,763
Collaterals and escrow accounts	-	9	211	-	-	-	-	-	-	-	-	-	(211)	9
Customers	425,448	2,973,010	83,153	21,157	-	-	115,672	84,309	3,074	7,976	382,264	-	(334,893)	3,761,170
Dividends receivable	212,944	-	-	-	-	-	19,883	-	-	-	-	1,942,406	(2,079,664)	95,569
Sectorial financial assets	-	15,473	-	-	-	-	-	-	-	-	-	-	-	15,473
Account receivable related to concession	9,354	-	-	-	-	-	-	-	-	-	-	-	-	9,354
Contract Assets	268,260	-	-	-	-	-	-	-	-	16,356	-	-	-	284,616
Other current receivables	118,627	435,619	43,950	9,398	1	3,120	5,968	252	-	653	383,243	2,431	(53,530)	949,732
Inventories	37,923	131,927	5,383	264	-	16	4,375	16	-	205	-	-	(5,383)	174,726
Income tax and social contribution	150,720	1,259	5,326	10,217	13,909	1,937	19,316	2,586	491	1,644	13,516	113,532	(19,235)	315,218
Other current recoverable taxes	18,688	922,450	8	-	-	565	102	1,180	23	-	333	-	(6)	943,343
Prepaid expenses	11,334	37,807	549	1,743	316	-	8,631	578	406	232	241	1,897	(865)	62,869
Related parties	24,474	9,404	-	-	-	-	3,043	-	-	-	-	54	(35,639)	1,336
NON-CURRENT	196,564	-	-	-	-	-	-	-	-	-	-	528,195	738,170	1,462,929
Long Term Assets	20,868,273	16,677,461	783,607	594,827	386,787	49,078	8,125,742	452,885	196,589	491,174	750,631	20,538,876	(27,812,586)	42,103,344
Bonds and securities	5,886,631	8,229,821	73,274	83,192	98,157	593	609,417	18,922	224	490,861	740,114	611,187	(498,956)	16,343,437
Other temporary investments	136,591	1,005	-	-	-	-	330,401	16,388	-	4,410	1,937	-	-	490,732
Customers	-	-	-	-	-	-	-	-	-	-	-	31,728	-	31,728
Judicial deposits	-	105,259	-	-	-	-	-	-	-	-	-	-	-	105,259
Sectoral financial assets	94,368	380,433	61	-	41	593	81	-	218	-	15,647	143,371	(101)	634,712
Account receivable related to concession	-	15,473	-	-	-	-	-	-	-	-	-	-	-	15,473
Contract Assets	855,222	1,954,679	-	-	-	-	-	-	-	-	-	-	-	2,809,901
Other non-current receivables	4,639,497	2,201,958	44,039	-	-	-	-	-	-	486,451	-	-	(51,500)	7,320,445
Income tax and social contribution	81,646	44,839	29,174	2,507	-	-	44	1,859	-	-	722,423	18	(29,170)	853,340
Deferred income tax and social contribution	508	66,123	-	1,301	-	-	-	-	-	-	71	-	-	68,003
Other non-current recoverable taxes	-	1,324,670	-	73,533	73,066	-	-	-	-	-	-	359,485	(73,066)	1,757,688
Prepaid expenses	78,799	2,135,382	-	-	25,050	-	178	675	6	-	36	41,078	(25,048)	2,256,156
Related parties	-	-	-	5,851	-	-	278,713	-	-	-	-	35,507	(320,071)	-
Investments	8,629,485	443	-	-	-	-	2,788,839	-	-	-	-	19,906,237	(27,813,207)	3,511,797
Property, plant and equipment, net	5,259,216	-	-	326,291	288,602	43,881	4,676,981	318,527	191,085	247	770	8,424	(288,603)	10,825,421
Intangible assets	1,028,600	8,317,327	699,697	184,539	28	911	7,267	115,436	5,280	66	5,784	6,336	798,818	11,170,089
Right to use an asset	64,341	129,870	10,636	805	-	3,693	43,238	-	-	-	3,963	6,692	(10,638)	252,600
TOTAL	23,351,376	21,831,127	1,023,624	804,150	423,367	62,676	9,134,285	895,047	235,582	601,583	1,824,990	25,358,897	(29,727,630)	55,819,074

Exhibit II- RESULT BY SUBSIDIARY > LIABILITIES BY COMPANY
														R$'000
Liabilities - December -24	Geração e Transmissão	Distribuição	Compagas	Elejor	UEG Araucária	Serviços	Wind Farms	FDA	Bela Vista	Costa Oeste, Marumbi, Uirapuru	Mercado Livre	Holding	Eliminations	Consolidated
CURRENT	5,107,929	5,979,105	-	114,110	-	11,151	655,490	153,431	5,495	29,976	878,302	404,699	(2,997,302)	10,342,381
Social charges and accruals	119,712	265,757	-	381	-	-	-	-	-	-	4,447	20,805	-	411,102
Associated companies and parent company	10,810	11,482	-	-	-	160	9,617	520	141	162	368	1,690	(34,954)	-
Suppliers	319,382	1,792,275	-	3,857	-	9,345	56,148	21,547	718	5,323	350,946	3,362	(238,481)	2,324,423
Income Tax and Social Contribution payable	-	-	-	-	-	457	9,548	72,506	368	602	-	-	-	83,482
Other taxes	24,925	252,462	-	736	-	(24)	7,382	5,255	177	362	10,462	614	-	302,346
Loans and financing	1,097,232	2,971	-	-	-	-	126,082	-	-	4,921	-	-	-	1,231,205
Debentures	1,056,707	908,720	-	-	-	1,192	58,491	-	-	-	-	-	-	2,025,110
Dividends payable	1,699,433	663,654	-	-	-	-	21,710	36,982	3,688	17,527	280,873	3,881	(2,723,868)	3,878
Post employment benefits	24,557	66,352	-	-	-	-	-	-	-	-	126	4,348	-	95,383
Customer charges due	19,940	23,598	-	-	-	-	-	855	-	432	-	-	-	44,825
Research and development and energy efficiency	13,567	161,074	-	104	-	-	-	3,827	-	577	-	-	-	179,149
Payables related to concession	4,686	-	-	106,333	-	-	-	2,073	-	-	-	-	-	113,092
Sectorial financial liabilities	-	935,322	-	-	-	-	-	-	-	-	-	-	-	935,322
Other accounts payable	13,697	41,959	-	284	-	21	571	186	-	-	180	604	-	57,502
Fair value in energy purchase and sale operations	-	-	-	-	-	-	-	-	-	-	214,955	-	-	214,955
Other bills to pay	161,869	273,479	-	2,415	-	-	365,940	9,682	403	69	15,945	369,395	-	1,199,195
PIS and Cofins to be refunded to consumers	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Provision for allocation of Pis and Cofins credits	-	580,000	-	-	-	-	-	-	-	-	-	-	-	580,000
Provisions for litigation	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Liabilities associated with assets held for sale	541,412	-	-	-	-	-	-	-	-	-	-	-	-	541,412
NON-CURRENT	6,931,439	9,922,614	-	760,550	-	74,736	3,145,692	86,163	3,221	38,654	280,154	349,758	(188,137)	21,404,840
Social accruals	-	30	-	-	-	-	-	-	-	-	-	427	-	457
Associated companies and parent company	-	-	-	-	-	-	389,891	-	-	-	-	5,851	(395,742)	-
Suppliers	142,376	-	-	-	-	-	-	-	-	-	-	-	-	142,380
Deferred income tax and social contribution	1,445,182	-	-	1,222	-	802	33,343	10,513	1,679	18,752	102,398	-	281,567	1,895,459
Tax liabilities	-	291,195	-	-	-	-	-	-	-	-	-	-	-	291,195
Loans and financing	566,724	750,733	-	-	-	-	2,054,424	-	-	15,708	-	-	-	3,387,589
Debentures	3,892,598	6,205,483	-	-	-	69,701	434,474	-	-	-	-	-	-	10,602,255
Post-employment benefits	304,420	718,933	-	-	-	-	-	-	-	-	2,342	37,631	-	1,063,326
Research and development and energy efficiency	-	234,277	-	-	-	-	-	6,488	-	529	-	-	-	241,294
Payables related to the concession	167,478	-	-	755,649	-	-	-	69,125	-	-	-	-	-	992,252
Sectorial financial liabilities	-	142,488	-	-	-	-	-	-	-	-	-	-	-	142,488
Lease liability	80,058	127,277	-	393	-	3,861	47,308	36	-	-	4,311	7,761	-	271,004
Other payables	-	-	-	-	-	-	-	-	-	-	170,837	-	-	170,837
Fair value in energy purchase and sale operations	53,364	6,275	-	-	-	369	184,203	-	-	-	-	90,966	(88,156)	247,021
PIS/Cofins to be refunded to consumers	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Provision for allocation of PIS and COFINS	-	1,000,588	-	-	-	-	-	-	-	-	-	-	-	1,000,588
Provisions for litigation	279,240	445,335	-	3,285	-	-	2,049	-	1,542	3,664	265	207,123	14,194	956,696
EQUITY	14,239,413	7,665,584	-	(125,940)	-	63,269	5,280,029	2,186,403	236,457	546,040	288,629	25,674,718	(30,417,679)	25,636,934
Attributable to controlling shareholders	14,239,413	7,665,584	-	(125,940)	-	63,269	5,280,029	2,186,403	236,457	546,040	288,629	25,674,718	(30,379,896)	25,674,717
Capital	6,242,757	5,372,206	-	35,503	-	78,785	5,186,230	2,009,509	223,913	275,161	237,210	12,821,758	(19,661,293)	12,821,758
Advance for Future Capital Increase	600,000	-	-	-	-	-	3,000	-	-	-	-	-	(603,000)	-
Capital reserves	-	166	-	-	-	-	-	-	-	-	-	5,595	(166)	5,595
Asset valuation adjustments	537,346	(420)	-	2,372	-	148	-	-	-	-	(137)	517,408	(539,309)	517,408
Treasury shares	-	-	-	-	-	-	-	-	-	-	-	(50,044)	-	(50,044)
Legal Reserves	1,027,643	391,901	-	-	-	-	53,090	65,950	1,479	31,639	30,275	1,766,110	(1,601,979)	1,766,110
Profit retention reserve	5,239,801	1,778,071	-	-	-	-	343,425	-	-	186,658	-	9,363,866	(7,547,951)	9,363,866
Additional proposed dividends	591,866	123,660	-	-	-	-	41,574	110,945	11,064	52,581	21,279	1,250,025	(952,968)	1,250,025
Accumulated profit	-	-	-	(163,815)	-	(15,664)	(347,290)	-	-	-	-	-	526,769	-
Attributable to noncontrolling interests	-	-	-	-	-	-	-	-	-	-	-	-	(37,783)	(37,783)
TOTAL	26,278,782	23,567,303	-	748,720	-	149,155	9,081,210	2,425,999	245,173	614,670	1,447,083	26,429,176	(33,603,120)	57,384,156

														R$'000
Liabilities - December-23	Geração e Transmissão	Distribuição	Compagas	Elejor	UEG Araucária	Serviços	Wind Farms	FDA	Bela Vista	Costa Oeste, Marumbi, Uirapuru	Mercado Livre	Holding	Eliminations	Consolidated
CURRENT	2,929,672	5,490,743	206,137	109,350	49,797	4,033	549,114	218,002	3,601	22,804	932,237	857,164	(2,063,223)	9,309,433
Social charges and accruals	290,601	597,160	9,452	369	702	-	64	-	-	-	8,736	30,608	(10,154)	927,538
Associated companies and parent company	5,967	11,950	-	-	-	54	30,356	865	238	286	379	1,841	(51,933)	-
Suppliers	318,600	1,605,111	58,010	3,984	5,684	3,754	68,712	23,045	586	976	381,520	4,529	(320,085)	2,154,430
Income Tax and Social Contribution payable	-	-	12,876	294	-	-	8,721	122,906	278	596	-	183	(12,876)	132,979
Other taxes	57,245	253,336	13,463	1,057	277	208	8,611	4,871	501	264	19,508	474	(13,734)	346,083
Loans and financing	174,260	375,135	-	-	-	-	120,930	-	-	5,656	-	-	-	675,980
Debentures	607,981	569,700	81,797	-	-	-	47,968	-	-	-	-	-	(81,797)	1,225,649
Dividends payable	1,274,433	460,904	24,314	-	43,134	-	40,397	55,460	1,552	14,151	185,341	464,147	(2,099,687)	464,147
Post employment benefits	22,124	59,742	-	-	-	-	-	-	-	-	125	3,842	-	85,833
Customer charges due	15,248	44,789	-	-	-	-	-	1,177	-	252	-	-	-	61,466
Research and development and energy efficiency	55,130	262,444	-	1,672	-	-	-	369	-	582	-	-	-	320,196
Payables related to concession	2,170	-	-	99,806	-	-	-	-	-	-	-	-	-	101,976
Sectorial financial liabilities	-	476,103	-	-	-	-	-	-	-	-	-	-	-	476,103
Other accounts payable	8,364	40,083	2,601	249	-	17	487	-	-	-	137	405	(2,601)	49,742
Other bills to pay	97,549	175,695	3,624	1,919	-	-	222,868	9,309	446	41	336,491	15,135	(3,620)	859,456
PIS and Cofins to be refunded to consumers	-	558,591	-	-	-	-	-	-	-	-	-	-	-	558,591
Provisions for litigation	-	-	-	-	-	-	-	-	-	-	-	336,000	-	336,000
Assets held for sale	-	-	-	-	-	-	-	-	-	-	-	-	533,264	533,264
NON-CURRENT	7,673,539	9,557,520	302,821	730,939	55,959	4,321	3,080,497	42,991	2,710	46,555	550,547	615,579	(346,004)	22,317,974
Associated companies and parent company	-	-	-	-	35,616	-	265,157	-	-	-	-	5,851	(306,624)	-
Suppliers	131,143	-	-	-	-	-	-	-	-	-	-	-	-	131,143
Deferred income tax and social contribution	1,207,009	-	21,319	1,465	-	-	24,244	35,267	865	18,733	109,736	-	268,156	1,686,793
Tax liabilities	60,756	546,184	-	-	-	589	-	-	-	-	534	4,030	-	612,093
Loans and financing	2,106,275	375,585	-	-	-	-	2,164,987	-	-	20,390	-	-	-	4,667,237
Debentures	3,160,977	4,750,476	202,405	-	-	-	482,004	-	-	-	-	-	(202,405)	8,393,457
Post-employment benefits	398,594	948,724	8,608	-	718	-	-	-	-	-	3,555	47,537	(9,326)	1,398,410
Research and development and energy efficiency	-	224,996	-	-	8,690	-	-	7,724	-	757	-	-	(8,690)	233,478
Payables related to the concession	62,990	-	-	728,889	-	-	-	-	-	-	-	-	-	791,879
Sectorial financial liabilities	-	27,888	-	-	-	-	-	-	-	-	-	-	-	27,888
Lease liability	60,761	99,138	8,972	585	-	3,732	45,781	-	-	-	4,022	6,681	(8,972)	220,700
Other payables	49,539	1,559	45,086	-	-	-	96,018	-	-	17	431,938	25,297	(70,384)	579,070
PIS/Cofins to be refunded to consumers	-	173,135	-	-	-	-	-	-	-	-	-	-	-	173,135
Provision for allocation of PIS and Cofins credits	-	1,909,775	-	-	-	-	-	-	-	-	-	-	-	1,909,775
Provisions for litigation	435,495	500,060	16,431	-	10,935	-	2,306	-	1,845	6,658	762	526,183	(7,759)	1,492,916
EQUITY	12,748,166	6,782,864	514,666	(36,139)	317,611	54,322	5,504,674	634,053	229,271	532,222	342,206	23,886,151	(27,318,403)	24,191,667
Attributable to controlling shareholders	12,748,166	6,782,864	514,666	(36,139)	317,611	54,322	5,504,674	634,053	229,271	532,222	342,206	23,886,151	(27,623,917)	23,886,153
Capital	6,242,757	5,372,206	220,966	35,503	425,662	16,685	5,157,938	409,509	223,913	275,161	237,210	12,821,758	(18,617,510)	12,821,758
Advance for Future Capital Increase	-	-	-	-	-	48,950	17,681	-	-	-	-	-	(66,631)	-
Capital reserves	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Equity valuation adjustments	498,183	(163,951)	983	2,844	442	(1)	-	-	-	-	(1,097)	307,049	(337,403)	307,050
Legal Reserves	961,538	335,200	44,193	-	-	-	55,133	58,164	703	27,949	28,071	1,625,628	(1,510,951)	1,625,628
Profit retention reserve	5,045,688	1,239,409	136,905	-	-	-	443,457	-	-	186,658	4,377	9,000,505	(7,056,494)	9,000,506
Additional proposed dividends	-	-	-	-	-	-	117,100	166,380	4,655	42,454	73,645	131,211	(404,235)	131,211
Accumulated profit	-	-	111,619	(74,486)	(108,493)	(11,312)	(286,635)	-	-	-	-	-	369,307	-
Attributable to noncontrolling interests	-	-	-	-	-	-	-	-	-	-	-	-	305,514	305,514
TOTAL	23,351,377	21,831,127	1,023,624	804,150	423,367	62,676	9,134,285	895,046	235,582	601,581	1,824,990	25,358,894	(29,727,630)	55,819,074

Exhibit III - ENERGY MARKET> DISTRIBUTION AND TOTAL MARKET

Copel’s Total Market	Number of Customers / Agreements			Energy Sold (GWh)
	Dec-24	Dec-23	∆%	4Q24	4Q23	Δ%	2024	2023	Δ%

Copel DIS	5,184,588	5,098,389	1.7	5,890	5,668	3.9	23,176	22,645	2.3
Captive Market	5,184,322	5,098,006	1.7	5,275	5,321	(0.9)	21,285	20,173	5.5
Concessionaries and Licensees	2	2	-	13	23	(43.5)	80	89	(10.3)
CCEE (Assigments MCSD EN)	264	381	(30.7)	532	75	609.3	1,134	247	358.9
CCEE (MVE)	-	-	-	-	-	-	-	-	-
CCEE (MCP) [2]	-	-	-	70	249	(71.9)	678	2,136	(68.3)
Copel GeT	568	360	57.8	3,761	4,092	(8.1)	16,078	16,532	(2.7)
CCEAR (Copel DIS)	4	3	33.3	33	31	6.5	127	122	4.1
CCEAR (other concessionaries)	119	101	17.8	609	583	4.5	2,345	3,772	(37.8)
Free Customers	-	-	-	-	-	-	-	-	-
Bilateral Agreements (Copel Mercado Livre)	441	252	75.0	3,039	3,056	(0.6)	13,053	12,180	7.2
Bilateral Agreements [1]	4	4	-	35	43	(18.6)	167	270	(38.1)
CCEE (MCP) [2]	-	-	-	45	379	(88.1)	386	188	105.3
Wind Farms Complex	624	565	10.4	1,241	1,159	7.0	4,529	4,382	3.3
	19	15	26.7	35	29	20.6	131	112	16.9
CCEAR (other concessionaries)	580	512	13.3	655	575	13.9	2,507	2,121	18.2
CER	10	10	-	230	231	(0.4)	924	916	0.9
Bilateral Agreements (Copel Mercado Livre)	4	8	(50.0)	137	148	(7.4)	453	598	(24.2)
Bilateral Agreements	11	20	(45.0)	164	172	(4.7)	583	608	(4.1)
CCEE (MCP) [2]	-	-	-	20	4	394.0	(69)	27	-
Copel Mercado Livre	1,698	1,753	(3.1)	5,095	5,726	(11.0)	22,478	22,450	0.1
Free Customers	1,529	1,620	(5.6)	2,583	3,022	(14.5)	10,565	11,884	(11.1)
Bilateral Agreements (Group Companies)	7	24	(70.8)	216	-	-	820	398	106.0
Bilateral Agreements	162	109	48.6	2,253	2,704	(16.7)	10,926	9,925	10.1
CCEE (MCP) [2]	-	-	-	43	-	-	167	243	(31.3)
Total Copel	5,187,478	5,101,067	1.7	15,987	16,645	(4.0)	66,261	66,009	0.4
Eliminations (operations with Group companies)				3,460	3,204	8.0	14,264	13,587	5.0
Total Consolidated Copel				12,527	13,441	(6.8)	51,997	52,422	(0.8)
Note: Not considering the energy from MRE (Energy Relocation Mechanism) and the energy from TPP Araucária sold in the CCEE Spot Market.
1 Includes Short Term Sales Agreements and CBR
2 Assured Power allocated in the period, after impact of the GSF.
CCEE: Electric Power Trade Chamber / CCEAR: Energy Purchase Agreements in the Regulated Market / MCP: Short Term Market / CER: Agreements Reserve Energy / MCSD EN - Mechanism for Compensation of Surpluses and Deficits of New Energy / MVE - MVE - Sale of energy to the free market through the Surplus Selling Mechanism.

Copel’s Dis Market	Number of Customers			Consumed Energy (GWh)
	Dec-24	Dec-23	Δ%	4Q24	4Q23	Δ%	2024	2023	Δ%
Residential	4,300,335	4,212,397	2.1	2,510	2,400	4.6	9,887	8,888	11.2
Industrial	68,970	69,134	(0.2)	3,294	3,098	6.3	12,790	12,292	4.1
Captive	67,041	67,858	(1.2)	403	478	(15.6)	1,718	1,942	(11.5)
Free	1,929	1,276	51.2	2,891	2,620	10.4	11,071	10,350	7.0
Commercial	448,388	440,749	1.7	1,846	1,787	3.3	7,344	6,734	9.1
Captive	445,899	439,039	1.6	1,195	1,202	(0.6)	4,782	4,520	5.8
Free	2,489	1,710	45.6	651	585	11.4	2,562	2,215	15.7
Rural	314,623	323,481	(2.7)	665	643	3.4	2,721	2,516	8.1
Captive	314,508	323,408	(2.8)	605	598	1.2	2,507	2,352	6.6
Free	115	73	57.5	60	45	33.3	214	165	30.0
Others	56,908	55,316	2.9	660	644	2.5	2,566	2,480	3.5
Captive	56,539	55,304	2.2	561	642	(12.6)	2,391	2,472	(3.3)
Free	369	12	2,975.0	99	2	-	175	7	-
Total Captive Market	5,184,322	5,098,006	1.7	5,275	5,321	(0.9)	21,285	20,173	5.5
Total Free Market	4,902	3,071	59.6	3,701	3,251	13.8	14,022	12,737	10.1
Supply to Concessionaries	7	7	-	250	242	3.3	1,002	940	6.6
Total Grid Market	5,189,231	5,101,084	1.7	9,226	8,814	4.7	36,309	33,850	7.3
Micro and Mini Distributed Energy Generation	411,888	312,817	31.7	(755)	(549)	37.5	(2,614)	(1,828)	43.0
Total Billed Market				8,471	8,264	2.5	33,696	32,023	5.2

Exhibit III - ENERGY MARKET> TARIFFS

Supply Tariff (R$/MWh)	Amount Average MW	Dec/24	Dec/24	Δ%	Product Class*	Validity*
Copel Geração e Transmissão
Auction CCEAR 2011 - 2040 ( HPP Mauá)	101	301.48	288.50	4.5%	SP100	01.07.2020	31.12.2040
Auction CCEAR 2013 - 2042 (SHP Cavernoso II)	8	326.44	313.24	4.2%	SP100	01.01.2018	31.12.2042
Auction - CCEAR 2015 - 2044 (HPP Colíder)	126	229.84	220.13	4.4%	SP89	01.01.2019	31.12.2044
Auction - CCEAR 2018 - 2048 (HPP Baixo Iguaçu)	37	239.95	228.94	4.8%	SP89	12.11.2018	11.11.2048
Auction - CCEAR 2024 - 2053 (SHP Bela Vista)	15	262.14	-	-	-	-	-
Copel Distribuição
Concession holders in the State of Paraná	15	282.75	273.04	3.6%	-	-	-
Total / Tariff Weighted Average Supply	303	261.76	238.12	9.9%	-	-	-
Contains PIS and COFINS. Net of ICMS.
*GSF renegotiation

Purchase Tariff - Copel Distribuição (R$/MWh)	Amount Average MW	Dec/24	Dec/24	Δ%
Itaipu [1]	492.1	240.42	216.61	11.0%
Auction – CCEAR 2010 – H30	73.7	313.22	301.38	3.9%
Auction – CCEAR 2010 – T15 [2]	54.3	68.96	255.25	-73.0%
Auction – CCEAR 2011 – H30	60.8	322.93	310.73	3.9%
Auction – CCEAR 2011 – T15 [2]	53.7	217.09	289.40	-25.0%
Auction – CCEAR 2012 – T15 [2]	107.5	253.04	219.31	15.4%
Auction – CCEAR 2016 – T20 [2]	26.6	229.47	93.01	146.7%
Angra	97.5	336.32	337.00	-0.2%
CCGF [3]	469.4	166.85	158.89	5.0%
Santo Antônio	145.3	200.41	192.84	3.9%
Jirau	241.7	176.33	169.67	3.9%
Others Auctions [4]	586.6	232.98	231.44	0.7%
Total / Average Purchuse Tariff	2,409.1	219.68	214.16	2.6%
Contains PIS and COFINS
[1] Furnas transport charge not included.
[2] Average auction price restated according as bilateral payment to vendors. It does not include hiring effects recorded by the CCEE.
[3] Contract of quotas of assured power of those HPPs which concessions were extended pursuant the new rules of Law 12783/13.
[4] Products average price, does not include PROINFA.
*The table has been updated for all periods as new calculation methodology for average prices, a result of the 4th phase of the Public Hearing 78/2011 Aneel approved on 03.28.2016.

Retail Tariff - Copel Distribuição (R$/MWh)		Dec/24	Dec/24	Δ%
Industrial		544.13	555.58	-2.1%
Residential		512.65	551.81	-7.1%
Commercial		569.45	619.93	-8.1%
Rural		555.82	606.40	-8.3%
Other		594.97	462.82	28.6%
Retail Tariff supply average tariff		594.01	618.52	-4.0%
Demand average tariff (R$/kW)		40.28	38.24	5.3%
Does not consider tariff flags, Pis/Pasep and net of ICMS.

Exhibit III - ENERGY MARKET> ELECTRICITY PURCHASED AND CHARGES
						R$'000
Electricity Purchased for Resale	4Q24	4Q23	Δ%	2024	2023	Δ%
Purchase of energy in the regulated party - CCEAR	999,964	925,266	8.1	4,009,747	3,658,852	9.6
Itaipu Binacional	243,319	252,378	(3.6)	950,389	980,302	(3.1)
Câmara de Comercialização de Energia - CCEE	382,395	79,778	379.3	832,656	431,303	93.1
Micro and mini generators and customer repurchase	526,275	346,162	52.0	1,726,602	1,125,857	53.4
Proinfa	84,988	93,763	(9.4)	337,978	370,495	(8.8)
Bilateral Agreements	582,104	547,379	6.3	1,849,268	1,998,640	(7.5)
Fair value in the purchase and sale of energy	10,595	(6,347)	-	36,604	-	-
(-) PIS/Pasep and Cofins	(219,128)	(216,315)	1.3	(818,349)	(849,259)	(3.6)
TOTAL	2,610,512	2,022,064	29.1	8,924,895	7,716,190	15.7

						R$'000
Charges of the main distribution and transmission grid	4Q24	4Q23	Δ%	2024	2023	Δ%
Itaipu transportation charges	40,872	55,063	(25.8)	193,897	188,817	2.7
System Service Charges - ESS	12,503	38,565	(67.6)	74,133	79,359	(6.6)
System usage charges	588,497	668,699	(12.0)	2,502,910	2,494,192	0.3
Charge reserve energy - EER	74,750	104,725	(28.6)	412,331	452,513	(8.9)
Grid Use charges - Provisions	(44)	(85)		10,857	11,595
(-) PIS / Pasep and Cofins taxes on charges for use of power grid	(73,510)	(88,745)	(17.2)	(328,638)	(329,766)	(0.3)
TOTAL	643,068	778,222	(17.4)	2,865,490	2,896,710	(1.1)

Exhibit III - ENERGY MARKET> ENERGY BALANCE
						(average MW)
Energy Balance - Copel GET - Dec-24	2024	2025	2026	2027	2028	2029
Own Resources GeT	2,084	2,067	2,072	2,076	2,083	2,075
GeT (1)	1,489	1,470	1,473	1,466	1,454	1,438
GPS (CCGF) (2)	73	73	73	73	73	73
Bela Vista + FDA	522	524	526	537	556	564
Own Resources SPP and Wind Farm	544	544	544	544	544	544
Purchases	94	112	19	-	-	-
TOTAL OWN RESOURCES + SOLD	2,722	2,723	2,635	2,620	2,627	2,619
TOTAL SOLD	2,379	2,370	2,047	1,778	1,378	1,085
Sales (Regulated)	766	781	781	781	780	781
Sales (Regulated) %	28%	29%	30%	30%	30%	30%
Sales (Free Market)	1,613	1,589	1,266	997	598	304
Sales (Free Market) %	60%	59%	49%	38%	23%	12%
Total Available	342	353	588	841	1247	1533
Total Available (%)	12%	12%	21%	32%	47%	58%
Avarege price of energy sold (R$)	178.72	174.03	179.61	182.68	196.14	212.03
Reference: December/24
Note: Considers Assured Power updated by Order No. 2.107/2023, of 23.03.2023, for: FDA, Segredo and Salto Caxias.
(1) Includes Mauá and Baixo Iguaçu Power Plants (proportional to the stake in the project) and GPS 30% (ex-CCGF). Does not include Elejor and Foz do Chopim.
(2) GPS 70% (quota regime).
(3) Does not include Voltália Wind Complex.
(3) Average gross energy price (with PIS/COFINS and without ICMS). The GPS CCGF RAG is not considered in the calculation of average prices.

SALES (average MW)
178.72
174.03
179.61
182.68
196.14
212.03
12%
60%
28%
12%
59%
29%
21%
49%
30%
32%
38%
30%
47%
23%
30%
58%
12%
30%
2024
2025
2026
2027
2028
2029
Sales (Regulated)
Sales (Free Market)
Total Available
Avarege price of energy sold (R$)

Comments:

1- Excluding losses and internal consumption.

2- Considering the GFs of wind SPEs constant for all periods.

3- Considering the Sales of wind SPEs constant for all periods.

4- Considering energy purchases in each period.

5 - Prices updated according to the contractual readjustment index, from the reference dates until December/2024.

7 - Average gross energy prices (with PIS/COFINS and without ICMS)

8- Considers Assured Power of the renovation of the FDA, Salto Caxias and Segredo plants.

Exhibit III - ENERGY MARKET> WIND POWER PRICES

Wind Farms - Sold	Auction ¹	Price (R$)²	Certification	Amount MW average/year	Start of Supply	End of Supply
São Bento Energia, Invest. e Part. S.A.
GE Boa Vista S.A.	2º LFA (08/26/2010)	313.31	P50	5.70	01.01.2013	12.31.2032
GE Farol S.A.		304.18	P50	9.10
GE Olho D’Água S.A.		304.18	P50	14.90
GE São Bento do Norte S.A.		304.18	P50	14.00
Copel Brisa Potiguar S.A.
Nova Asa Branca I Energias Renováveis S.A.	2º LFA (08/26/2010)	307.43	P50	13.20	01.01.2013	12.31.2032
Nova Asa Branca II Energias Renováveis S.A.		307.43	P50	12.80
Nova Asa Branca III Energias Renováveis S.A.		307.43	P50	12.50
Nova Eurus IV Energias Renováveis S.A.		307.43	P50	13.70
Santa Maria Energias Renováveis S.A.	4º LER (08/18/2011)	216.66	P50	15.70	07.01.2014	06.30.2034
Santa Helena Energias Renováveis S.A.		216.66	P50	16.00
Ventos de Santo Uriel S.A.		214.98	P50	9.00
Cutia
UEE Cutia S.A.	6º LER (10/31/2014)	254.85	P90	9.60	10.01.2017	09.30.2037
UEE Esperança do Nordeste S.A.		254.85	P90	9.10
UEE Guajiru S.A.		254.85	P90	8.30
UEE Jangada S.A.		254.85	P90	10.30
UEE Maria Helena S.A.		254.85	P90	12.00
UEE Paraíso dos Ventos do Nordeste S.A.		254.85	P90	10.60
UEE Potiguar S.A.		254.85	P90	11.30
Bento Miguel
CGE São Bento do Norte I S.A.	20ª LEN (11/28/2014)	241.40	P90	9.70	01.01.2019	12.31.2038
CGE São Bento do Norte II S.A.		241.40	P90	10.00
CGE São Bento do Norte III S.A.		241.40	P90	9.60
CGE São Miguel I S.A.		241.40	P90	8.70
CGE São Miguel II S.A.		241.40	P90	8.40
CGE São Miguel III S.A.		241.40	P90	8.40
Vilas
Vila Ceará I (Antiga Vila Paraíba IV)	28ª LEN (08/31/2018)	129.80	P90	8.20	01.01.2024	12.31.2043
Vila Maranhão I		129.80	P90	8.30
Vila Maranhão II		129.80	P90	8.30
Vila Maranhão III (Antiga Vila Paraíba III)		129.80	P90	8.20
Vila Mato Grosso (Antiga Vila Alagoas III)	29ª LEN (06/28/2019)	108.28	P90	3.30	01.01.2023	12.31.2042
Jandaira
Jandaira I	30ª LEN (10/18/2019)	132.42	P90	1.60	01.01.2025	12.31.2044
Jandaira II		132.42	P90	4.10
Jandaira III		132.42	P90	4.40
Jandaira IV		132.42	P90	4.30
Aventura
Aventura II	26º LEN (20/12/2017)	139.98	P90	11.70	01.01.2023	12.31.2042
Aventura III		139.98	P90	12.80
Aventura IV		139.98	P90	14.10
Aventura V		139.98	P90	15.00
Santa Rosa & Mundo Novo
Santa Rosa & Mundo Novo I	26º LEN (20/12/2017)	142.87	P90	16.50	01.01.2023	12.31.2042
Santa Rosa & Mundo Novo II		142.87	P90	17.00
Santa Rosa & Mundo Novo III		142.87	P90	18.00
Santa Rosa & Mundo Novo IV		142.87	P90	7.50
Santa Rosa & Mundo Novo V		142.87	P90	8.10
Voltália[3]
Carnaúbas	04ª LER (08/18/2011)	210.16	-	13.10	07.01.2014	06.30.2034
Reduto		210.16	-	13.90
Santo Cristo		210.16	-	14.80
São João		210.16	-	14.30
¹LFA - Alternative Sources Auction/LER - Reserve Energy Auction/LEN - New Energy Auction.
² Price updated by IPCA until Nov/24 (Reference Dez/24). Source: CCEE
[3] Values presented refer to 100% of the Complex. Copel has a 49% stake in the project.

Exhibit III - ENERGY MARKET> ENERGY FLOW
												GWh
Energy Flow	COPEL DIS		COPEL GET + FDA + BELA VISTA		EÓLICAS		COPEL COM		ELIMINAÇÕES		CONSOLIDADO
	4T24	4T23	4T24	4T23	4T24	4T23	4T24	4T23	4T24	4T23	4T24	4T23
Own Generation			5,833	6,995	1,031	1092					6,864	8,087
Purchased energy	6,004	6,122	217	151	56		5,095	5,726	3,457	3,264	7,915	8,735
Copel Comercialização			160		56				216
Companies of the group	65	60					3,176	3,204	3,241	3,264
Itaipu	1,146	1,200						0			1,146	1,200
Auction – CCEAR	3,332	3,352						0			3,332	3,352
CCEE (MCP)	128							6			128	6
Angra	215	220									215	220
CCGF	1,000	1,159									1,000	1,159
Proinfa	105	113									105	113
Other (1)	13	18					1,919	2,504			1,932	2,522
Elejor								12				12
Dona Francisca			34	34							34	34
MRE Receipt			23	117							23	117
Avaiable	6,004	6,122	6,050	7,146	1,087	1092	5,095	5,726	3,457	3,264	14,779	16,822
Captive Market	5,275	5,321									5,275	5,321
Concessionaires (2)	13	23									13	23
CCEE concessionaire supply (3)			35	43							35	43
CCEE (MCSD EN Assignments) (4)	532	75									532	75
CCEE (MVE) (5)
CCEE (MCP) (6)	70	249	45	379	20	5	43	0			178	633
Free Customers							2,583	3,022			2,583	3,022
Bilateral Agreements					164	172	2,253	2,704			2,417	2,876
Auction – CCEAR (7)			609	583	655	575					1,264	1158
MRE assignment (8)			2,289	3,054							2,289	3,054
CER (9)					230	231					230	231
Copel Comercialização			3,039	3,056	137	148			3,176	3,204
Companies of the group			33	31	32	29	216		281	60
Losses and Differences (10)	114	454			-151	-68					-37	386

(1) Others: Energy purchased by Copel Comercialização. Includes MCSD EM Assignments of Copel Distribuição (purchase)
(2) Energy supply to concessionaires and licensees with their own market below 500GWh/year
(3) Supply of energy to CCEE's agent distributor, through a Regulated Bilateral Contract Agreement - CBR
(4) Assignments MCSD EN - Contractual assignments to other distributors through the New Energy Surplus and Deficit Compensation Mechanism
(5) CCEE (MVE): Financial settlement of energy surpluses from the distributor to the free market through the Surplus Sale Mechanism
(6) CCEE (MCP): Electric Energy Commercialization Chamber (Spot Market).
(7) CCEAR: Energy Trading Agreement in the Regulated Environment.
(8) MRE: Energy Reallocation Mechanism.
(9) CER: Reserve Energy Contract.
(10) Considers the effects of Mini and Micro Distributed Generation (MMGD).
(11) CG: Submarket Center of Gravity (difference between billed and received energy at the CG).
It does not consider the energy produced by UTE Araucária sold on the spot market (MCP).

												GWh
Energy Flow	COPEL DIS		COPEL GET + FDA + BELA VISTA		EÓLICAS		COPEL COM		ELIMINAÇÕES		CONSOLIDADO
	2024	2023	2024	2023	2024	2023	2024	2023	2024	2023	2024	2023
Own Generation			23,920	21,845	3,443	3,853	-	-	-		27,363	25,698
Purchased energy	24,236	24,072	946	1,048	257	127	22,478	22,450	14,575	13,515	33,342	34,182
Copel Comercialização			574	398	246				820	398
Companies of the group	249	233				106	13,506	12,778	13,755	13,117
Itaipu	4,560	4,761									4,560	4,761
Auction – CCEAR	13,812	13,142									13,812	13,142
CCEE (MCP)	373			296				91			373	387
Angra	856	872									856	872
CCGF	3,914	4,568									3,914	4,568
Proinfa	420	427									420	427
Other (1)	52	69			11	21	8,972	9,537			9,035	9,627
Elejor							-	44				44
Dona Francisca			134	134			-	-			134	134
MRE Receipt			238	220			-	-			238	220
Avaiable	24,236	24,072	24,866	22,893	3,700	3980	22,478	22,450	14,575	13,515	60,705	59,880
Captive Market	21,285	20,173									21,285	20,173
Concessionaires (2)	80	89									80	89
CCEE concessionaire supply (3)			163	164							163	164
CCEE (MCSD EN Assignments) (4)	1,134	247									1134	247
CCEE (MVE) (5)
CCEE (MCP) (6)	923	2,136	386	188	(69)	13	167	3,257			1407	5,594
Free Customers							10,565	11,052			10,565	11,052
Bilateral Agreements			4	106	583	608	10,926	7,743		106	11,513	8,351
Auction – CCEAR (7)			2,345	3,772	2,507	2,121					4,852	5893
MRE assignment (8)			8,788	6,361							8,788	6,361
CER (9)					924	916					924	916
Copel Comercialização			13,054	12,180	452	598			13,506	12,778
Companies of the group			126	122	124	112	820	398	1,069	631	1	1
Losses and Differences (10)	814	1,427			(821)	(388)					-7	1039

(1) Others: Energy purchased by Copel Comercialização. Includes MCSD EM Assignments of Copel Distribuição (purchase)
(2) Energy supply to concessionaires and licensees with their own market below 500GWh/year
(3) Supply of energy to CCEE's agent distributor, through a Regulated Bilateral Contract Agreement - CBR
(4) Assignments MCSD EN - Contractual assignments to other distributors through the New Energy Surplus and Deficit Compensation Mechanism
(5) CCEE (MVE): Financial settlement of energy surpluses from the distributor to the free market through the Surplus Sale Mechanism
(6) CCEE (MCP): Electric Energy Commercialization Chamber (Spot Market).
(7) CCEAR: Energy Trading Agreement in the Regulated Environment.
(8) MRE: Energy Reallocation Mechanism.
(9) CER: Reserve Energy Contract.
(10) Considers the effects of Mini and Micro Distributed Generation (MMGD).
(11) CG: Submarket Center of Gravity (difference between billed and received energy at the CG).
It does not consider the energy produced by UTE Araucária sold on the spot market (MCP).

Exhibit III - ENERGY MARKET> ENERGY FLOW

Notes:
CCEAR: Energy Purchase Agreements in the Regulated Market.
CER: Reserve Energy Agreements.
MRE: Energy Reallocation Mechanism.
CCEE (MCP): Electric Power Trade Chamber (Short-term market).
CG: Center of gravity of the Submarket (difference between billed and energy received from CG).
¹ Other: Energy purchased by Copel Comercialização and Copel Distribuição
[2] Electricity sales to concessionaries and licensees with own market of less than 500GWh/year
[3] Eletricity sales to the agent distributor of CCEE through a Regulated Bilateral Contract - CBR
[4] Assignments MCSD EN - Contractual assignments to other distributors through the Mechanism for Compensation of Surpluses and Deficits (MCSD)
[5] Considers the effect of Distributed Mini and Microgeneration (MMGD)
[6] Considers losses and the volume of energy not delivered, referring to availability contracts, which provide for subsequent reimbursement.
It does not consider the energy produced by TPP Araucária sold in the MCP (Short Term Market) or through bilateral contracts.

Exhibit IV - OPERATIONAL DATA> INDICATORS SUMMARY

MANAGEMENT
Copel Staff List	2019	2020	2021	2022	2023	2024
Geração e Transmissão	1,620	1,533	1,523	1,487	1,477	1,091
Distribuição	4,964	4,641	4,430	4,257	4,203	3,199
Telecomunicações	412	355	-	-	-	-
Holding	61	96	169	84	83	60
Comercialização	38	42	44	47	41	39
Serviços	-	-	-	217	-	-
TOTAL	7,095	6,667	6,166	6,092	5,804	4,389

Cotrolated Staff List	2019	2020	2021	2022	2023	2024
Elejor	7	7	7	7	7	7

GENERATION
Copel GET	Amount		Installed Capacity (MW)		Assured Power (Average MW)
Hydroelectric	18		4,868.5		2,032.6
Wind	43		1,130.2		561.3
Copel GET (Interest)			Proportional installed capacity (MW)		Proporcional Assured Power (Average MW)
Hydroelectric	3		299.6		155.2
Total Copel GET			6,298.3		2,749.1
Other Interest Copel			Proportional installed capacity (MW)		Proporcional Assured Power (Average MW)
Hydroelectric	5		201.3		109.7
Wind	4		53.2		28.0
Solar	1		1.1		-
Total Other Interest	10		255.6		137.7
TOTAL Copel Group			6,553.9		2,886.8

TRANSMISSION
Copel GeT	Amount			APR (R$ million)
Transmission Lines (km)		3,704		1,064.7
Substation (amount)		45
Interest	Amount			Proporcional APR (R$ million)
Transmission Lines (km)		5,980		532.6
Substation (amount)		8
TOTAL	TL	9,684		1,597.4
	Substation	53

DISTRIBUTION
Distribution lines (km)	214,770			Captive customers	5,184,322
Substations	403			Customers by distribution employee	1,621
Installed power substations (MVA)	12,272			DEC (in hundredths of an hour and minute)	7.92
Municipalities served	395			FEC (number of outages)	5.36
Locations served	1,068

MERCADO LIVRE
Number of contracts	1,698
Energy sold (GWh)	5,095

Exhibit IV - OPERATIONAL DATA> GENERATION

COPEL GET
	Installed Capacity (MW)	Assured Power (Average MW)	Generation 2024 (GWh)*	Concession Expires
Hydroelectric Power Plants	4,868.5	2,032.6	23,574.8
Large hydroelectric power plant (HPP)	4,772.0	1,971.5	23,107.3
Gov. Bento Munhoz da Rocha Netto (Foz do Areia - FDA) (5)	1,676.0	567.6	6,974.6	11.19.2054
Gov. Ney Aminthas de B. Braga (Segredo) (5)	1,260.0	552.8	6,982.3	11.19.2054
Gov. José Richa (Salto Caxias) (5)	1,240.0	553.3	6,729.8	11.19.2054
Gov. Parigot de Souza (GPS) (1)	260.0	103.6	1,142.4	01.03.2053
- Regime de Cotas (70%)	182.0	72.5	799.7
- Copel GeT(30%)	78.0	31.1	342.7
Colíder (7)	300.0	178.1	1,126.0	01.30.2046
Guaricana (7)	36.0	16.1	152.2	07.21.2028
Small hydroelectric power station (SHP)	86.9	55.9	426.7
Bela Vista	29.8	18.6	142.0	01.02.2041
Cavernoso (7)	1.3	1.0	1.1	06.23.2033
Cavernoso II (7)	19.0	10.6	67.8	12.06.2050
Chaminé (7)	18.0	11.6	111.8	08.02.2028
Apucaraninha (7)	10.0	6.7	43.2	01.27.2027
Derivação do Rio Jordão (7) **	6.5	5.9	51.4	06.21.2032
São Jorge (7)	2.3	1.5	9.4	07.24.2026
hydroelectric power plant (HPP)	9.6	5.2	40.9
Marumbi (7)	4.8	2.4	28.0	(4)
Chopim I (7)	2.0	1.5	3.4	(2)
Melissa (7)	1.0	0.6	2.6	(2)
Salto do Vau (7)	0.9	0.6	6.2	(2)
Pitangui (7) **	0.9	0.1	0.6	(2)
Thermal Power Plant	20.0	17.7	2.3
Figueira (6) (7)	20.0	17.7	2.3	03.27.2019
Wind Power Plants	1,130.2	561.3	3,429.1
Palmas (3) (7)	2.5	0.4	2.7	09.29.2029
São Bento Energia, Invest. e Part. S.A.	94.0	38.1	237.2
GE Boa Vista S.A.	14.0	5.2	29.3	04.28.2046
GE Farol S.A.	20.0	8.8	51.5	04.20.2046
GE Olho D’Água S.A.	30.0	12.8	80.4	06.01.2046
GE São Bento do Norte S.A.	30.0	11.3	76.0	05.19.2046
Copel Brisa Potiguar S.A.	183.6	89.4	414.6
Nova Asa Branca I Energias Renováveis S.A.	27.0	12.1	60.9	04.25.2046
Nova Asa Branca II Energias Renováveis S.A.	27.0	11.9	57.0	05.31.2046
Nova Asa Branca III Energias Renováveis S.A.	27.0	12.3	54.5	05.31.2046
Nova Eurus IV Energias Renováveis S.A.	27.0	12.4	63.7	04.27.2046
Santa Maria Energias Renováveis S.A.	29.7	15.7	56.2	05.08.2047
Santa Helena Energias Renováveis S.A.	29.7	16.0	80.6	04.09.2047
Ventos de Santo Uriel S.A.	16.2	9.0	41.8	04.09.2047
Cutia	180.6	71.4	514.4
UEE Cutia S.A.	23.1	9.6	70.0	01.05.2042
UEE Esperança do Nordeste S.A.	27.3	9.1	64.3	05.11.2050
UEE Guajiru S.A.	21.0	8.3	52.2	01.05.2042
UEE Jangada S.A.	27.3	10.3	88.4	01.05.2042
UEE Maria Helena S.A.	27.3	12.0	81.1	01.05.2042
UEE Paraíso dos Ventos do Nordeste S.A.	27.3	10.6	79.7	05.11.2050
UEE Potiguar S.A.	27.3	11.5	78.7	05.11.2050
Bento Miguel	132.3	58.7	364.0
CGE São Bento do Norte I S.A.	23.1	10.1	71.6	08.04.2050
CGE São Bento do Norte II S.A.	23.1	10.8	71.7	08.04.2050
CGE São Bento do Norte III S.A.	23.1	10.2	59.2	08.04.2050
CGE São Miguel I S.A.	21.0	9.3	55.5	08.04.2050
CGE São Miguel II S.A.	21.0	9.1	54.6	08.04.2050
CGE São Miguel III S.A.	21.0	9.2	51.3	08.04.2050
Vilas	186.7	98.6	492.1
Vila Ceará I (Antiga Vila Paraíba IV)	32.0	17.8	88.2	01.14.2054
Vila Maranhão I	32.0	17.8	88.7	01.11.2054
Vila Maranhão II	32.0	17.8	88.2	01.14.2054
Vila Maranhão III (Antiga Vila Paraíba III)	32.0	16.6	83.7	01.14.2054
Vila Mato Grosso (Antiga Vila Alagoas III)	58.9	28.6	143.4	12.06.2054
Jandaira	90.1	46.9	293.0
Jandaira I	10.4	5.6	38.8	04.02.2055
Jandaira II	24.3	12.3	80.7	04.02.2055
Jandaira III	27.7	14.8	96.3	04.02.2055
Jandaira IV	27.7	14.2	77.2	04.02.2055
Aventura	105.0	65.0	433.6
Aventura II	21.0	13.1	85.3	06.05.2053
Aventura III	25.2	15.5	101.6	06.11.2053
Aventura IV	29.4	18.5	126.1	06.05.2053
Aventura V	29.4	17.9	120.6	06.05.2053
Santa Rosa e Mundo Novo	155.4	92.8	677.5
Santa Rosa e Mundo Novo I	33.6	17.3	124.3	06.04.2053
Santa Rosa e Mundo Novo II	29.4	17.2	134.4	06.04.2053
Santa Rosa e Mundo Novo III	33.6	21.5	161.0	06.04.2053
Santa Rosa e Mundo Novo IV	33.6	21.0	153.9	06.01.2053
Santa Rosa e Mundo Novo V	25.2	15.8	103.9	06.01.2053
TOTAL	6,018.7	2,611.6	27,006.3
(1) RAG of R$167.9 million, updated by Aneel's Resolution No. 3,353, of July 23, 2024.
(2) Power plants exempted from concession, are only registered with ANEEL.
(3) Assured power considered the average wind generation.
(4) Under approval by ANEEL.
(5) Assured power updated by Order No. 2,107/2023: FDA, Segredo, Salto Caxias, valid from November/2024.	(6) According to Order No. 561/2024, commercial operations suspended.
(7) Plants being divested, according to Material Fact 10/24 and 12/24.
* Considers internal consumption of generators and generation in commercial operation.
	** Plant do not participate in the MRE.

Exhibit IV - OPERATIONAL DATA > GENERATION

INTEREST
Enterprise	Partners	Installed Capacity (MW)	Assured Power [1] (Average MW)	Proportional installed capacity (MW)	Proporcional Assured Power (Average MW)	Concession Expires
Hydroelectric Power Plants		1,111.8	586.8	500.9	264.9
Large hydroelectric power plant (HPP)		1,076.6	561.5	486.2	254.2
HPP Gov. Jayme Canet Junior (Mauá) [6] (Consórcio Energético Cruzeiro do Sul)	COPEL GeT - 51% Eletrosul - 49%	361.0	188.5	184.1	96.1	06.28.2049
HPP Baixo Iguaçu [7] (Consórcio Empreendedor Baixo Iguaçu)	COPEL GeT - 30% Geração Céu Azul - 70%	350.2	172.4	105.1	51.7	12.03.2049
HPP Santa Clara (Elejor)	COPEL - 70% Paineira Participações - 30%	120.2	66.0	84.2	46.2	05.10.2040
HPP Fundão (Elejor)	COPEL - 70% Paineira Participações - 30%	120.2	62.1	84.1	43.5	06.11.2040
HPP Dona Francisca (DFESA)	COPEL - 23,03% Gerdau - 53,94% Celesc - 23,03%	125.0	72.5	28.8	16.7	09.21.2037
Small hydroelectric power station (SHP)		29.1	20.4	10.4	7.3
SHP Arturo Andreoli [5] (Foz do Chopim)	COPEL GeT - 35,77% Silea Participações - 64,23%	29.1	20.4	10.4	7.3	07.07.2034
Hydroelectric Generating Centers (CGH)		6.1	4.9	4.3	3.4
CGH Santa Clara I (Elejor)	COPEL - 70% Paineira Participações - 30%	3.6	2.8	2.5	2.0	(2)
CGH Fundão I (Elejor)	COPEL - 70% Paineira Participações - 30%	2.5	2.1	1.7	1.5	(2)
Wind Power Plants		108.5	57.1	53.2	28.0
Voltalia - São Miguel do Gostoso (5 parques)	COPEL- 49% Voltalia- 51%	108.5	57.1	53.2	28.0	(3)
Solar		2.3	-	1.1	-
Solar Paraná [4]	COPEL - 49%	2.3	-	1.1	-	09.15.2046
TOTAL		1,222.6	643.9	555.2	292.9
[1] Assured power updated by Ordinance No. 709/2022 of: HPP Mauá, Santa Clara, Fundão and Dona Francisca.
[2] Elejor requested the reclassification of its Small Hydroelectric Power Plants - (SHPs) Fundão I and Santa Clara I to Hydroelectric Generating Centers (CGHs), as amended by Art. 8 of Law 9074/1995. This was formalized through ANEEL Authorizing Resolutions 14,744 and 14,745 of 06/20/2023, with the plants exempted from concession, having only registration with ANEEL.
[3] The Concession Expires of the wind farm concessions are respectively: Carnaúbas (04.09.2047), Reduto (04.16.2047), Santo Cristo (04.18.2047), São João (03.26.2047).
[4] Holding of 6 SCPs operating in the field of distributed generation (photovoltaic plants): Pharma Solar II, Pharma Solar III, Pharma Solar IV, in commercial operation, e Bandeirantes Solar I, Bandeirantes Solar II e Bandeirantes Solar III, in pre-operational.
[5] Extension of Grant according to REH 3.242/2023.
[6] Plant in the process of consolidation, according to Material Fact 12/24.
[7] Plant being divested, according to Material Fact 01/25.

Exhibit IV - OPERATIONAL DATA > TRANSMISSION

Subsidiary / SPC	Contract	Enterprise	TL			APR ¹ (R$ milhões)	Concession Expiration
			Extension (km)[2]	Amount	MVA
Copel GeT	060/2001[3]	Several	2,129	35	12,815	665.2	01.01.2043
Copel GeT	075/2001[4]	TL Bateias - Jaguariaiva	137	-	-	17.0	08.17.2031
Copel GeT	006/2008	TL Bateias - Pilarzinho	32	-	-	2.8	03.17.2038
Copel GeT	027/2009	TL Foz - Cascavel Oeste	117	-	-	16.6	11.19.2039
Copel GeT	010/2010	TL Araraquara II — Taubaté	334	-	-	45.3	10.06.2040
Copel GeT	015/2010	SE Cerquilho III	-	1	300	7.3	10.06.2040
Copel GeT	022/2012	TL Foz do Chopim - Salto Osório LT Londrina - Figueira	102	-	-	8.1	08.27.2042
Copel GeT	002/2013	TL Assis — Paraguaçu Paulista II	83	1	150	11.7	02.25.2043
Copel GeT	005/2014	TL Bateias - Curitiba Norte	31	1	300	13.3	01.29.2044
Copel GeT	021/2014	TL Foz do Chopim - Realeza	52	1	300	13.5	09.05.2044
Copel GeT	022/2014	TL Assis – Londrina	122	-	-	28.1	09.05.2044
Copel GeT	006/16[5]	Lot E: TL Baixo Iguaçu - Realeza; TL Uberaba - Curitiba Centro; TL Curitiba Leste - Blumenau; SE Medianeira; SE Curitiba Centro; SE Andirá leste; Other Sections	255	4	900	160.9	04.07.2046
Costa Oeste Copel Get - 100%	001/2012	TL Cascavel Norte - Cascavel Oeste TL Cascavel Norte - Umuarama Sul SE Umuarama Sul	159	1	300	19.7	01.12.2042
Marumbi Copel GeT - 100%	008/2012	TL Curitiba - Curitiba Leste	29	1	672	28.3	05.10.2042
Uirapuru Transmissora Copel GeT - 100%	002/2005[6]	TL Ivaiporã - Londrina	122	-	-	27.0	03.04.2035
Subtotal Copel GeT [7]			3,704	45	15,737	1,064.7
Caiuá Transmissora Copel GeT - 49% Elecnor - 51%	007/2012	TL Guaíra - Umuarama Sul TL Cascavel Norte - Cascavel Oeste SE Santa Quitéria / SE Cascavel Norte	142	2	700	17.0	05.10.2042
Integração Maranhense Copel GeT - 49% Elecnor - 51%	011/2012	TL Açailandia - Miranda II	365	-	-	25.6	05.10.2042
Matrinchã Copel GeT - 49% State Grid - 51%	012/2012	TL Paranaíta - Ribeirãozinho	2,033	4	800	138.8	05.10.2042
Guaraciaba Copel GeT - 49% State Grid - 51%	013/2012	TL Ribeirãozinho - Marimbondo	930	1	-	71.7	05.10.2042
Paranaíba Copel GeT - 24,5% Furnas - 24,5% State Grid - 51%	007/2012	TL Barreiras II - Pirapora II	967	-	-	47.7	05.02.2043
Cantareira Copel GeT - 49% Elecnor - 51%	19/2014	TL Estreito - Fernão Dias	656	-	-	70.7	09.05.2044
Mata de Santa Genebra [8] Copel GeT - 50,1% Furnas - 49,9%	001/14	TL Araraquara II - Bateias	887	1	3,600	161.1	05.14.2044
Subtotal SPCs [9]			5,980	8	5,100	532.6
Total			9,684	53	20,837	1,597.4
[1] Proportional to Copel's interest in the project. Values referring to the 2023/2024 cycle, effective from July 1, 2024, according to REH 3.348/2024 - Technical Note No. 105/2024 – STR/ANEEL, of July 09, 2024. Considers investments that came into operation until 12/31/2024.
² Considers double circuit sections (circuits that share the same transmission tower).
³ Contract renewed according to Law 12,783/13. The O&M portion is part of the RBSE, under the terms of the Law. It will be received until the end of the concession (Jan/2043). The value of the APR for the 2024-2025 cycle, excluding the RBSE, according to REH 3,3348/2024, is R$ 148.3 million. This amount refers to additional RAP for reinforcements and improvements, in effect when REH 3,348/2024 was published.
[4] As of 10.31.2018, the APR was reduced by 50%.
[5] The construction of 38 km of sectioning lines was foreseen in the implementation of the Andirá Leste and Medianeira SEs, 2 km of which for Contract 060/2001 and 36 km for LTs that do not belong to Copel GeT, which, despite being included in the APR, in reason for the investment made, will not be added to Copel's assets.
[6] As of 07/09/2021, the APR was reduced by 50%.
[7] Consolidated Result.
[8] Transmission line in the process of consolidation, according to Material Fact 12/24.
[9] Equity Income.

Exhibit IV - OPERATIONAL DATA > DISTRIBUTION

OPERATIONAL DATA

Number of Consumers	Locations served	Cities served	Voltage	Number of Substations	MVA	Km of lines
5,189,224	1,068	395	13,8 kV	-	-	114,315
			34,5 kV	237	1,740	92,588
			69 kV	36	2,488	776
			88 kV	0	5	-
			138 kV	130	8,039	7,091
				403	12,272	214,770
Consumer-to-employee ratio DIS	2019	2020	2021	2022	2023	2024
Captive Consumers	4,713,240	4,835,852	4,926,608	5,011,555	5,098,006	5,184,322
Copel Dis employees	4,964	4,641	4,430	4,257	4,203	3,199
Consum/Emp	949	1,042	1,112	1,177	1,213	1,621

QUALITY OF SUPPLY

	Year	DEC ¹ (hours)	FEC ² (outages)
	2020	7.83	5.61
	2021	7.47	5.09
	2022	7.96	5.10
	2023	7.97	5.41
	2024	7.92	5.36
¹ DEC measured in hours and hundredths of an hour ² FEC expressed in number of interruptions and hundredths of a number of interruptions year to date * Values of the last 12 months
Period	Technical Loss		Non-Technical Loss		Total loss
	Regulatory (1)	Real (2)	Regulatory (3)	Calculated (4)	Regulatory (5)	Total (6)
2020	6.05%	6.03%	4.70%	3.92%	8.14%	7.80%
2021	5.79%	5.84%	4.47%	4.58%	7.68%	7.73%
2022	5.79%	5.72%	4.47%	4.62%	7.60%	7.66%
2023	5.79%	5.90%	4.47%	5.04%	7.58%	7.81%
2024	5.79%	5.64%	4.47%	5.55%	7.54%	7.97%

(1) Percentage established in the tariff review;
(2) Technical loss calculated and reported monthly to Aneel;
(3) Percentage established in the tariff review;
(4) Difference between reported total losses and technical losses calculated as a percentage established in the review and the total injected energy, also reported monthly to Aneel;
(5) (Regulatory percentage of PNT x informed BT Market + technical losses calculated as a percentage established in the review and the total energy injected) / Injected energy;
(6) Total loss on injected energy.
NOTE: In the calculation of the distributor's total losses, energy losses inherent to the electric power system (technical losses), commercial losses (mainly due to fraud, theft) and differences related to the shift in the billing schedule and the effects of the portion of mini and micro generation distributed in the Company's network

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date February 27, 2025

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Daniel Pimentel Slaviero
Daniel Pimentel Slaviero Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.